

SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc.
and subsidiaries
Years ended December 31                  1996                 1995                 1994                1993                1992
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands,
 except per share amounts)

RESULTS OF OPERATIONS
Revenues..........................     $1,410,572           $1,295,924           $1,188,523          $1,142,170          $1,031,383
Net income (loss)
    Continuing operations.........     $   78,658           $   77,493           $   73,030          $   61,684          $   61,715
    Discontinued operations.......             --                   --                   --             (13,025)            (73,297)

-----------------------------------------------------------------------------------------------------------------------------------
                                       $   78,658           $   77,493           $   73,030          $   48,659          $  (11,582)

===================================================================================================================================
Earnings (loss) per common
 share
    Continuing operations.........     $     2.60           $     2.66           $     2.60          $     2.38          $     2.54
    Discontinued operations.......             --                   --                   --               (0.50)              (3.02)

-----------------------------------------------------------------------------------------------------------------------------------
                                       $     2.60           $     2.66           $     2.60          $     1.88          $    (0.48)

===================================================================================================================================
Return on average common
 equity...........................          10.5%                11.0%                11.0%                8.2%              (2.1)%
===================================================================================================================================
FINANCIAL POSITION *
Total assets......................     $5,935,840           $5,603,745           $5,174,464          $4,521,592          $4,142,768
Deposit liabilities of the
 savings bank subsidiary..........      2,150,370            2,223,755            2,129,310           2,091,583           2,032,869
Securities sold under
 agreements to repurchase
   of the savings bank
    subsidiary....................        479,742              412,521              123,301                  --              27,223
Advances from Federal Home
 Loan Bank
   to the savings bank
    subsidiary....................        684,274              501,274              616,374             289,674             194,099
Long-term debt....................        810,080              758,463              718,240             697,836             582,475
Preferred stock of electric
 utility subsidiaries
    Subject to mandatory
     redemption...................         38,955               41,750               44,844              46,730              48,920
    Not subject to mandatory
     redemption...................         48,293               48,293               48,293              48,293              36,293
Stockholders' equity..............        772,852              729,603              682,089             643,028             547,741

COMMON STOCK
Book value per common
share *...........................          25.05                24.51                23.80               23.23               22.12
Market price range per
 common share
    High..........................          39.50                39.75                36.50               38.88               44.63
    Low...........................          33.25                32.13                29.88               31.00               34.75
    December 31...................          36.13                38.75                32.38               35.88               37.25
Dividends per common share........           2.41                 2.37                 2.33                2.29                2.25
Dividend payout ratio.............             93%                  89%                  90%                121%                 nm
Dividend payout
 ratio-continuing operations......             93%                  89%                  90%                 95%                 88%
Market price to book value
 per common share *...............            144%                 158%                 136%                154%                168%
Price earnings ratio **...........           13.9x                14.6x                12.5x               15.1x               14.7x

Common shares outstanding
 (thousands)
    Weighted average..............         30,310               29,187               28,137              25,938              24,275
    Geographic distribution
     of ownership *
        State of Hawaii ***.......          5,822                7,591                7,278               6,969               6,663
        Other.....................         25,031               22,182               21,377              20,706              18,099
-----------------------------------------------------------------------------------------------------------------------------------
            Total shares
             outstanding..........         30,853               29,773               28,655              27,675              24,762
-----------------------------------------------------------------------------------------------------------------------------------

Stockholders by geographic
 distribution *
    State of Hawaii ***...........         22,401               22,177               21,896              22,092              21,305
    Other.........................         20,046               19,117               18,830              18,374              16,891
-----------------------------------------------------------------------------------------------------------------------------------
        Total stockholders........         42,447               41,294               40,726              40,466              38,196
===================================================================================================================================

nm  Not meaningful.
*   At December 31.
** Calculated using December 31 market price per common share divided by earnings per common share from continuing operations.
*** Does not include depository and brokerage accounts which may contain additional shares beneficially owned by Hawaii stockholders.

See Note 20, "Discontinued operations" in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former property and casualty insurance business. In 1992 and 1993, the Company recorded net losses of $59.7 million and $15.0 million, respectively, from the discontinued property and casualty insurance business. In 1992, the Company decided to exit the nonutility wind energy business because of chronic mechanical problems with its wind turbines and continuing operating losses. In 1992 and 1993, the Company recorded a net loss of $13.6 million and a net gain of $2.0 million, respectively, from the discontinued wind energy business.


SEGMENT FINANCIAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc.
and subsidiaries

Years ended December 31                                     1996                                 1995                        1994
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
REVENUES
Electric utility.............                $1,080,868                  77%                 $  988,722                  $  913,719
Savings bank.................                   271,402                  19                     254,616                     215,525
Other........................                    58,302                   4                      52,586                      59,279
-----------------------------------------------------------------------------------------------------------------------------------
                                             $1,410,572                 100%                 $1,295,924                  $1,188,523
===================================================================================================================================
OPERATING INCOME (LOSS)
Electric utility.............                $  173,613                  92%                 $  159,043                  $  136,628
Savings bank.................                    26,221                  14                      40,044                      42,525
Other........................                   (11,588)                 (6)                    (11,423)                     (5,020)

-----------------------------------------------------------------------------------------------------------------------------------
                                             $  188,246                 100%                 $  187,664                  $  174,133
===================================================================================================================================

DEPRECIATION AND
 AMORTIZATION OF
  PROPERTY, PLANT AND
   EQUIPMENT
Electric utility.............                $   73,453                  89%                 $   67,649                  $   63,779
Savings bank.................                     3,990                   5                       4,094                       3,551
Other........................                     4,877                   6                       4,913                       4,926
-----------------------------------------------------------------------------------------------------------------------------------
                                             $   82,320                 100%                 $   76,656                  $   72,256
===================================================================================================================================

CAPITAL EXPENDITURES
Electric utility.............                $  199,902                  92%                 $  194,891                  $  195,525
Savings bank.................                     3,659                   2                       4,848                      11,316
Other........................                    13,763                   6                       5,086                       2,749
-----------------------------------------------------------------------------------------------------------------------------------
                                             $  217,324                 100%                 $  204,825                  $  209,590
===================================================================================================================================

IDENTIFIABLE ASSETS (AT
 DECEMBER 31)
Electric utility.............                $2,165,546                  37%                 $2,016,283                  $1,889,120
Savings bank.................                 3,590,687                  60                   3,413,426                   3,115,651
Other........................                   179,607                   3                     174,036                     169,693
-----------------------------------------------------------------------------------------------------------------------------------
                                             $5,935,840                 100%                 $5,603,745                  $5,174,464
===================================================================================================================================

The principal segments of Hawaiian Electric Industries, Inc. (HEI) are as follows:

ELECTRIC UTILITY
-------------------------------------------------------------------------------
Hawaiian Electric Company, Inc. and its wholly owned subsidiaries, Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, are operating electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the Public Utilities Commission of the State of Hawaii (PUC).

SAVINGS BANK
-------------------------------------------------------------------------------
American Savings Bank, F.S.B. (ASB) is a federally chartered savings bank providing a full range of banking services to individual and corporate customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision and the Federal Deposit Insurance Corporation, and is also subject to regulations of the Board of Governors of the Federal Reserve System.

OTHER
-------------------------------------------------------------------------------
Hawaiian Tug & Barge Corp. provides tugboat and charter barge services in Hawaii and the Pacific area and, together with its wholly owned subsidiary, Young Brothers, Limited (YB), provides general freight and containerized cargo transportation among the Hawaiian Islands. YB operates as an authorized common carrier that services all major ports in Hawaii under the Hawaii Water Carrier Act and is regulated by the PUC.

Malama Pacific Corp. and its wholly owned subsidiaries develop and invest in real estate in Hawaii.

HEI Investment Corp. holds investments primarily in leveraged leases.

HEI Power Corp. (HEIPC) and its wholly owned subsidiaries were formed in 1995 and 1996 to pursue independent power projects and energy services projects in Asia and the Pacific. In 1995, HEIPC did not develop, construct, own or operate any power generation facilities. In 1996, an HEIPC subsidiary entered into an energy conversion agreement for the rehabilitation, operation and maintenance of two 26.5-megawatt generating units for the Guam Power Authority.

Other also includes amounts for HEI, HEI Diversified, Inc., Pacific Energy Conservation Services, Inc. and intercompany eliminations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

Except for historical information contained herein, the matters set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the effect of economic conditions, product demand and market acceptance risks, the impact of competitive products and pricing, capacity and supply constraints or difficulties, new technological developments, governmental and regulatory actions, actual purchases under agreements, the results of financing efforts and the timing and extent of changes in interest rates. Investors are also directed to consider other risks and uncertainties discussed in other periodic reports filed by Hawaiian Electric Industries, Inc. (HEI) and/or Hawaiian Electric Company, Inc. (HECO) with the Securities and Exchange Commission.

                             Results of Operations
                             ---------------------

HEI and its subsidiaries (collectively, the Company) reported net income of $2.60 per share in 1996, reflecting the results of its major operating segments--the electric utility and the savings bank--partly offset by losses in the "other" segment. Earnings per share for 1996 decreased 2% from 1995, due primarily to the Federal Deposit Insurance Corporation's (FDIC) one-time deposit-insurance premium assessment of $8.3 million after taxes paid by American Savings Bank, F.S.B. (ASB).

   Many factors affected HEI's 1996 consolidated results, including Hawaii's economic environment. For 1996, the state's 1.4% real economic growth (which excludes the effects of inflation) was the strongest in six years, although low compared with the 35-year historical norm of about 4%. Tourism, the state's key industry, continues to lead the economic recovery. Visitor arrivals increased an estimated 3.5% over 1995, primarily as a result of high growth in eastbound tourists from Japan and Southeast Asia. This marks the third consecutive year of positive growth in visitor count. Other positive factors for the Hawaii economy in 1996 included stable military spending, inflation rates below the national average and job growth in some sectors, including the services, federal government and agriculture sectors. These positive trends were offset to some degree by decreases in total jobs and the average length of stay by visitors. The total number of jobs declined for the fourth consecutive year due to state government restructuring and the continued slowness in construction activity. Looking ahead, Hawaii's economy is expected to continue recovering and grow moderately for the remainder of the century. Tourism should continue to benefit from economic growth in Hawaii's primary markets, California and Japan, as well as growth in other Asia/Pacific markets.

   The Company from time to time considers various strategies designed to enhance its competitive position and to increase its ability to anticipate and adapt to changes in its businesses. These strategies may include the formation of new subsidiaries or the acquisition of existing businesses. In 1995 and 1996, for example, the Company formed new subsidiaries to pursue independent power projects and energy services projects in Asia and the Pacific. The Company may from time to time be engaged in preliminary discussions, either internally or with third parties, regarding potential transactions. Management cannot predict whether any of these strategies or transactions will be successfully implemented.

Following is a general discussion of HEI's consolidated results, which should be read in conjunction with the segment discussions.


CONSOLIDATED
-------------------------------------------------------------------------------------------------------
                                                          %                    %                  %
                                            1996        change     1995      change    1994     change
-------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)

Revenues................................   $1,411           9    $1,296         9    $1,189         4
Operating income........................      188          --       188         8       174        10
Net income/1/...........................     78.7           2      77.5         6      73.0        50
Earnings per common share/1/............     2.60          (2)     2.66         2      2.60        38
As adjusted /2/:
 Operating income.......................      202           8       188         8       174        10
 Net income.............................     87.0          12      77.5         6      73.0        50
 Earnings per common share..............     2.87           8      2.66         2      2.60        38

Weighted average number of common
 shares outstanding.....................     30.3           4      29.2         4      28.1         8
Dividend payout ratio...................       93%                   89%                 90%

/1/ 1994 net income and earnings per common share increased 18% and 9%, respectively, compared to 1993 net income and earnings per common from continuing operations.

/2/ On September 30, 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996, which authorized a one-time deposit-insurance premium assessment by the FDIC of 65.7 cents per $100 of deposits insured by the Savings Association Insurance Fund (SAIF) and held as of March 31, 1995. ASB's assessment was $8.3 million after tax and was accrued in September 1996. The 1996 "as adjusted" amounts exclude the effect of the FDIC special assessment.

 .   The increase in 1996 net income over 1995 was due to a 12% increase in net income of the electric utility segment and a decrease in the net loss from the "other" segment, partly offset by a 36% decrease in the net income of the savings bank segment due to the FDIC special assessment.

 .   The increase in 1995 net income over 1994 was due to an increase in net income of the electric utility segment, partly offset by lower savings bank net income and an increase in the net loss from the "other" segment.

 .   The increase in 1994 net income compared to 1993 net income from continuing operations was due to improved results of the electric utility and "other" segments, partly offset by a 2% decrease in net income of the savings bank segment.

 .   Shareholder dividends are declared and paid quarterly by HEI as determined by HEI's Board of Directors. Annual dividends per common share increased in 1996 to $2.41 from $2.37 in 1995 and $2.33 in 1994. HEI and its predecessor company, HECO, have paid dividends continuously since 1901. Dividends per share have been higher each year since 1964. At the indicated annual dividend rate of $2.44 per share and the closing share price on December 31, 1996 of $36.13, HEI's dividend yield was 6.8%.

Following is a general discussion of revenues, expenses and operating income or loss by business segment. Segment information is also shown in "Segment Financial Information" on page 26 and in the "Notes to Consolidated Financial Statements."

ELECTRIC UTILITY
-------------------------------------------------------------------------------------------------------
                                                          %                    %                  %
                                            1996        change     1995      change    1994     change
-------------------------------------------------------------------------------------------------------
(in millions, except per barrel amounts and number of employees)


Revenues /1/............................   $1,081           9    $  989         8    $  914         4
Expenses
 Fuel oil...............................      251          21       207        11       187       (12)
 Purchased power........................      286           4       276         2       272         5
 Other..................................      370           7       347         9       318        11
Operating income........................      174           9       159        16       137        14
Allowance for funds used
      during construction...............       18          15        15        17        13        21
Net income..............................       81          12        73        18        62        19
Return on average common equity.........     11.2%                 11.0%               10.2%
Average price per barrel of
 fuel oil /1/...........................   $24.08          18    $20.47         8    $18.92       (10)
Kilowatthour sales......................    8,991           2     8,806         2     8,593         3
Number of employees (at December 31)....    2,152          (3)    2,208        --     2,219        --

/1/ The rate schedules of the electric utilities contain energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased energy costs, and the relative amounts of company-generated power and purchased power. Accordingly, changes in fuel oil prices and certain components of purchased energy costs are passed on to customers.

 .    In 1996, the electric utilities' revenues increased 9% compared to 1995, primarily due to higher fuel oil prices which are passed on to customers, a 2.1% increase in kilowatthour (KWH) sales of electricity, rate increases granted by the Public Utilities Commission of the State of Hawaii (PUC) and the recovery of integrated resource planning costs, including demand-side management (DSM) program costs and shareholder incentives. The KWH sales increase is partly due to the effects of the 1.4% real growth in Hawaii's economy. Fuel oil expense increased 21% because of higher fuel oil prices and more KWHs being generated. Purchased power expense was higher partly due to an increase in the number of KWHs purchased and higher fuel prices. The 7% increase in other expenses was due to a 6% increase in other operation and maintenance expenses, a 9% increase in depreciation expense as a result of plant additions and a 9% increase in taxes, other than income taxes resulting from increased revenues. Other operation expenses in 1996 increased primarily due to higher integrated resource planning related costs. Maintenance expenses increased partly due to more underground fault repairs and tower maintenance on Oahu and higher production maintenance on Hawaii and Maui. Operating income for 1996 increased 9% compared to 1995 due in part to higher KWH sales, rate increases and DSM program related shareholder incentives, partly offset by increased expenses.

 .    1995 revenues increased 8% compared to 1994 primarily due to rate increases, higher fuel oil prices and a 2.5% increase in KWH sales, which reflected the effects of unusually warm weather and the slight growth in Hawaii's economy. The 9% increase in other expenses was due to a 10% increase in other operation and maintenance expenses, a 6% increase in depreciation expense as a result of plant additions and an 8% increase in taxes, other than income taxes. Other operation and maintenance expenses in 1995 increased primarily due to higher employee benefits expenses, which included the expense for postretirement benefits other than pensions (PBOP) and the write-off of a regulatory asset for postretirement executive life insurance costs. Operating income for 1995 increased 16% compared to 1994 due in part to rate increases and higher KWH sales, partly offset by the increased expenses.

 .    1994 revenues increased 4% over 1993 primarily due to rate increases and a
3.2% increase in KWH sales, partly offset by lower fuel oil prices. The KWH sales increase reflected the effects of warmer weather and the partial recovery of Hawaii's economy. Fuel oil expense declined because of lower fuel oil prices and less KWHs generated. Purchased power expense was higher due to an increase in KWHs purchased. The 11% increase in other expenses was due to a 14% increase in depreciation expense as a result of plant additions, a 12% increase in other operation and maintenance expenses and a 6% increase in taxes, other than income taxes. Other operation and maintenance expenses in 1994 increased partly because 1993 expenses reflected a one-time reduction of $4 million due to the establishment of a regulatory asset for accrued vacation. Operating income for 1994 increased 14% compared to 1993 due in part to rate increases and higher KWH sales, partly offset by the increased expenses.

COMPETITION

The electric utility industry is becoming increasingly competitive nationally as a result of various factors including product price, service reliability, new technologies and government actions. Competition in the generation sector in Hawaii is moderated, however, by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities.

     Independent power producers (IPPs) are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without co-generation, has made inroads in Hawaii and is a continuing competitive factor. HECO has been able to compete successfully in this environment by offering customers economic alternatives that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.

     On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. This is similar to what commissions in other jurisdictions have done. In its order, the PUC recognizes that Hawaii's stand-alone island energy systems are different from the interconnected systems of the contiguous states, but also recognizes the need to determine how to respond in Hawaii to changes occurring in the industry. The PUC set forth a preliminary enumeration of the issues, including feasible forms of competition, the regulatory compact, public interest benefits, long-term integrated resource planning, appropriate treatment of potential stranded costs, and the identification of the objectives and the establishment of a time frame for the introduction of competition in the electric utility industry. The identified parties to the proceeding are the Consumer Advocate, HECO, Maui Electric Company, Limited (MECO), Hawaii Electric Light Company, Inc. (HELCO) and the Kauai Electric Division of Citizens Utilities Company. Requests to intervene and/or participate in the proceeding have been submitted to the PUC by 15 organizations, including IPPs, government agencies and others. The PUC has not set a procedural schedule for the proceeding, but has indicated that the parties in the docket should use the collaborative process to compile information, create a discussion forum, and narrow the issues to be considered in connection with any restructuring of the electric industry in response to emerging competition.

Regulation of electric utility rates

The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case. Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

Recent rate requests

HEI's electric utility subsidiaries have requested electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability.

Postretirement benefits other than pensions
-------------------------------------------

 .    In November 1994, the PUC issued a D&O that authorized full recovery of
PBOP costs, determined pursuant to Statement of Financial Accounting Standards
(SFAS) No.106, of the electric utilities and Young Brothers, Limited (YB), effective January 1, 1995. The D&O also allowed the recovery, over the following 18 years, of the regulatory assets related to PBOP costs. The costs of postretirement executive life insurance, however, were subsequently disallowed. See Note 17 in the "Notes to Consolidated Financial Statements."

Hawaiian Electric Company, Inc.
-------------------------------

 .    In July 1993, HECO filed a request to increase rates based on a 1994 test year. HECO requested an 8.6% increase (as revised) over rates in effect at the time, or $53.8 million in annual revenues, based on a 12.75% return on average common equity (ROACE).

     In December 1994, HECO received a final D&O authorizing a 6.5%, or $40.5 million, increase in annual revenues, effective January 1, 1995 and based on a 12.15% ROACE. The final D&O, together with the PBOP D&O, resulted in a $50.5 million annual rate increase.

 .    In December 1993, HECO filed a request to increase rates based on a 1995 test year. HECO requested a 4.1% increase (as revised), or $28.2 million in annual revenues, based on a 13.25% ROACE.

     In December 1995, HECO received a final D&O authorizing a 1.3%, or $9.1 million, increase in annual revenues, based on an 11.4% ROACE. The D&O required a refund to customers because HECO had previously received four interim increases totaling $18.9 million on an annualized basis, or $9.8 million more than the amount that was finally approved. The reduction in rate increase resulted primarily from the lower ROACE used by the PUC in the final D&O because of declining interest rates subsequent to the first interim increase, which had been effective January 1, 1995 and had been based on a 12.6% ROACE. The refund amount of $10 million (representing amounts received under interim rates in excess of final approved rates, with interest thereon) was accrued in December 1995 and returned to customers in the first half of 1996. The D&O also did not provide revenue to cover costs relating to postretirement executive life insurance. HECO and its subsidiaries wrote off a regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.1 million.

Hawaii Electric Light Company, Inc.
-----------------------------------

 .    In November 1993, HELCO filed a request to increase rates 13.4%, or
$15.8 million in annual revenues, based on a 1994 test year and a 12.4% ROACE (which was later increased to 13.1%).

     In February 1995, HELCO received a final D&O authorizing an 11.8%, or $13.7 million, increase in annual revenues, based on a 12.6% ROACE. The final D&O, together with the PBOP D&O, resulted in a $15.5 million annual rate increase.

 .    In March 1995, HELCO filed a request to increase rates based on a 1996 test year. In February 1996, HELCO revised its requested increase to 6.2%, or $8.9 million in annual revenues, based on a 12.5% ROACE. In March 1996, HELCO received an interim D&O authorizing a 4.8%, or $6.8 million, increase in annual revenues, based on an 11.65% ROACE, effective March 4, 1996. A final order is pending.

Maui Electric Company, Limited
------------------------------

 .    In November 1991, MECO filed a request to increase rates. In January 1993,
MECO revised its requested increase to 10%, or $11.4 million in annual revenues, based on a 13.0% ROACE and a 1993 test year.

 .    In August 1994, MECO received a final D&O authorizing a 7.0%, or $8.1 million, increase in annual revenues, based on a 12.75% ROACE. The final D&O, together with the PBOP D&O, resulted in a $10 million annual rate increase.

 .    In February 1995, MECO filed a request to increase rates based on a 1996 test year. MECO's final requested increase was 3.8%, or $5.0 million in annual revenues, based on an 11.5% ROACE. In January 1996, MECO received an interim D&O authorizing an increase of 2.8%, or $3.7 million, in annual revenues, based on an 11.5% ROACE, effective February 1, 1996. A final order is pending.

 .    In May 1996, MECO filed a request to increase rates based on a 1997 test year, primarily to recover the costs related to its new generating unit M17. MECO requested an increase of 13%, or $18.9 million in annual revenues, over rates in effect at the time of filing, based on a 12.9% ROACE. On November 7, 1996, MECO filed a motion with the PUC to approve an agreement between MECO and the Consumer Advocate which would close the MECO 1997 rate case and would provide MECO with an increase in annual revenues of $1.5 million over revenues at currently effective rates, based on an 11.65% ROACE. The stipulated increase will not become effective unless and until the PUC approves the stipulation. The primary reason for the agreement between MECO and the Consumer Advocate was a delay in the expected in-service date for MECO's generating unit M17, from the second half of 1997 to the first half of 1998, which resulted from delays in obtaining the necessary air quality Prevention of Significant Deterioration/Covered Source (PSD) permit from the Department of Health of the State of Hawaii (DOH) and the U. S. Environmental Protection Agency (EPA). MECO anticipates that it will obtain in 1997 the PSD permit necessary to place generating unit M17 in service in 1998, in which event it is likely that MECO will file a request to increase rates based on a 1998 test year.

PROPERTY DAMAGE RESERVE

In March 1995, the PUC opened a generic docket to investigate whether the public utilities in the State of Hawaii should be allowed to establish property damage reserves to cover the cost of damage to their facilities and equipment caused by catastrophic disasters. The electric utility subsidiaries' overhead transmission and distribution systems are susceptible to wind and earthquake damage, and their underground systems are susceptible to earthquake and flood damage. The overhead and underground transmission and distribution systems (with the exception of substation buildings and contents) have a replacement value roughly estimated at $2 billion and are uninsured because the amount of transmission and distribution system insurance available is limited and the premiums are extremely high.

HELCO POWER SITUATION

See Note 3 in the "Notes to Consolidated Financial Statements."


SAVINGS BANK
---------------------------------------------------------------------------------------------------
                                   1996     % change     1995       % change     1994     % change
---------------------------------------------------------------------------------------------------
(in millions)

Revenues.......................   $  271           7    $  255          18    $  216           8
Net interest income............      102           9        94          (6)       99           4
Operating income...............       26         (35)       40          (6)       43          (4)
Net income.....................       15         (36)       23          (6)       25          (2)
As adjusted /1/:
 Operating income..............       40          --        40          (6)       43          (4)
 Net income....................       23          --        23          (6)       25          (2)
Interest-earning assets
 Average balance...............   $3,354           9    $3,084          14    $2,700          15
 Weighted average yield........     7.62%         (1)     7.68%          2      7.53%         (6)
Interest-bearing liabilities
 Average balance...............   $3,233           8    $2,985          14    $2,611          13
 Weighted average rate.........     4.75%         (1)     4.78%         20      3.98%         (1)
Interest rate spread...........     2.87%         (1)     2.90%        (18)     3.55%        (11)

/1/ The 1996 "as adjusted" amounts exclude the effect of the FDIC special assessment of $8.3 million after tax. The assessment resulted in a reduction of ASB's deposit-insurance premiums from 23 cents to 6.48 cents per $100 of deposits, effective January 1, 1997. With the reduction in deposit-insurance premiums, management expects that ASB's annual after-tax savings will amount to approximately $2 million, beginning January 1, 1997 (based on deposit liabilities as of December 31, 1996). In anticipation of the assessment, HEI infused $9 million of additional equity capital into ASB in September 1996. As of December 31, 1996, ASB was "well-capitalized" - the highest of five capitalization categories established by regulators.

Earnings of ASB depend primarily on net interest income, the difference between the interest income earned on interest-earning assets (loans receivable, mortgage-backed securities and investments) and interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, demand for real estate financing, availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans and expenses from operations.

 .    ASB's 1996 revenues increased 7% over 1995 due to a 9% higher average balance of interest-earning assets, partly offset by lower yields on mortgage-backed securities. 1996 net interest income increased 9% over 1995 due to a 22% higher net average balance of interest-earning assets, partly offset by a slightly lower interest rate spread the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. One of the primary factors contributing to the decrease in ASB's interest rate spread was the flattening of the yield curve beginning in 1995. Excluding the effects of the FDIC special assessment, operating and net income were flat compared to 1995 due to higher net interest income, offset by an increased provision for loan losses, higher compensation and benefits expenses and higher other income in 1995, which included a $2.3 million after-tax gain on the sale of mortgage-backed securities.

     In 1996, the federal funds rate, which is the rate charged by banks for overnight loans to each other and which has a significant influence on loan and deposit rates, decreased from 5.5% to 5.25%.

     Loans receivable increased a net 19% in 1996, partly due to the relatively low mortgage rates. However, higher unemployment and other factors contributed to increased delinquencies. In 1996, ASB's nonaccrual and renegotiated loans increased by $22 million to $50 million, and the allowance for loan losses increased by $6 million to $19 million. ASB's ratio of net charge-offs to average loans outstanding, however, still remained relatively low at 0.07% compared to the average for all U.S. thrifts at 0.33%.

     Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from borrowings, payments of interest and principal on outstanding loans receivable and mortgage-backed securities, and other sources. In recent years, advances from the Federal Home Loan Bank (FHLB) of Seattle and securities sold under agreements to repurchase have become more significant sources of funds as the demand for deposits decreased due in part to increased competition from money market and mutual funds. Deposits decreased by $73 million, or 3%, in 1996. Using sources of funds with a higher cost than deposits, such as advances from the FHLB, puts downward pressure on ASB's net interest income.

 .    1995 net interest income decreased 6% from 1994 due to an 18% decrease in interest rate spread. Operating and net income decreased due to lower net interest income, an increased provision for loan losses, higher compensation and benefits expenses and higher office occupancy expenses, partly offset by higher other income which included a $2.3 million after-tax gain on the sale of fixed rate mortgage-backed securities under the one-time reclassification of securities allowed by the Financial Accounting Standards Board concurrent with the initial adoption of the implementation guidance for SFAS No. 115. In 1995, there was a 4% increase in deposits due primarily to interest credited, as deposit growth slowed, partly due to competition from money market and mutual funds.

     In 1995, the federal funds rate increased from 5.5% to 6.0% and declined to 5.5% by yearend.

 .    Despite an 11% decrease in interest rate spread, 1994 net interest income increased 4% over 1993 due to an 18% higher average balance of loans and mortgage-backed securities. In 1994, the federal funds rate increased significantly from 3.0% to 5.5% and contributed to the tightening of ASB's spread. Operating and net income declined slightly due to an increased provision for loan losses, higher compensation and benefits expenses and higher trading portfolio losses. The decline was offset in part by interest income on a tax refund from an amended tax return.

OTHER
-----------------------------------------------------------------------------------------------------------------------------------
                                                             %                               %                               %
                                         1996             change          1995             change           1994           change
-----------------------------------------------------------------------------------------------------------------------------------

(in millions)
Revenues.....................           $  58               11            $  53              (11)           $  59             (6)
Operating loss...............             (12)              (1)             (11)            (128)              (5)            17

The "other" business segment includes results of operations from Hawaiian Tug & Barge Corp. (HTB) and its subsidiary, YB, maritime freight transportation companies; Malama Pacific Corp. (MPC) and its subsidiaries, real estate development and investment companies; HEI Investment Corp. (HEIIC), a company primarily holding investments in leveraged leases; HEI Power Corp. (HEIPC) and its subsidiaries, companies formed to pursue independent power projects and energy services projects in Asia and the Pacific; Pacific Energy Conservation Services, Inc. (PECS), a contract services company providing limited services to an affiliate; HEI and HEI Diversified, Inc. (HEIDI), holding companies; and eliminations of intercompany transactions.

 .    The freight transportation subsidiaries recorded operating income of
$3.0 million in 1996, $2.6 million in 1995 and $3.6 million in 1994. HTB and YB continue to be negatively impacted by the slow economic activity on the neighbor islands and the slow construction industry. 1996 operating income was higher than 1995 due largely to lower drydocking and overhaul expenses. The increase in operating results in 1994 was due in part to higher harbor assists and contract tows and a gain on the sale of a barge.

     In December 1994, the PUC approved a stipulated agreement between YB and the Consumer Advocate to increase rates by $2.1 million annually, or 6%, effective in that month. In December 1996, the PUC approved a stipulated agreement between YB and the Consumer Advocate to increase rates by $1.4 million annually, or 3.9%, effective in that month. YB plans to file for a general rate increase in the first quarter of 1997. Also, see the PBOP discussion under the "Electric utility--recent rate requests" section.

 .    MPC's consolidated operating loss was $1.8 million in 1996, $2.6 million in 1995 and $1.5 million in 1994. In 1996, an MPC subsidiary sold land in downtown Honolulu to a developer for a pretax gain of $1.1 million. Other real estate development activities continue to be negatively impacted by the slow real estate market in Hawaii. MPC and its subsidiaries sold fewer units in 1996 than 1995 and fewer units in 1995 than 1994. Adjustments were made to reduce the carrying value of certain real estate projects in 1996, 1995 and 1994. It is expected that the Hawaii real estate market will not rebound in the near term. MPC and its subsidiaries' present focus is to reduce their current investment in real estate development assets and increase cash flow by continuing the development and sales of existing projects and land. See Note 5 in the "Notes to Consolidated Financial Statements" for a further discussion of MPC and its subsidiaries.

 .    HEIIC recorded operating income of $0.1 million in 1996, compared to an operating loss of $0.8 million in 1995 and operating income of $1.2 million in 1994. In 1995, HEIIC sold one commercial building to a lessee pursuant to the provisions of a leveraged lease agreement and recorded a pretax loss of $2.1 million on the sale. No new investments are currently planned for HEIIC.

 .    HEIPC was formed in March 1995 and its subsidiaries have been and will be formed from time to time to pursue independent power projects and energy services projects in Asia and the Pacific. HEIPC's consolidated operating loss was $2.6 million in 1996 and $1.7 million in 1995.

 .    HEI's, HEIDI's and PECS' operating loss was $10.4 million in 1996, an increase of $1.5 million compared to 1995 due to higher expenses such as compensation, benefits and depreciation. HEI's and HEIDI's operating loss increased $0.7 million in 1995 compared to 1994, due in part to higher legal expenses.


DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------
See Note 20 in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former property and casualty insurance business.


ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION
--------------------------------------------------------------------------------
In accordance with SFAS No.71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' and YB's operations currently satisfy the SFAS No.71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result. See Note 8 in the "Notes to Consolidated Financial Statements" for further discussion.


ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------
HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries and YB in complying with these environmental requirements would be allowed by the PUC. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company. Also, see Note 22 in the "Notes to Consolidated Financial Statements."


ELECTRIC AND MAGNETIC FIELDS
--------------------------------------------------------------------------------
Research is ongoing about the potential adverse health effects from exposure to electric and magnetic fields (EMF). However, the scientific community has not yet reached a consensus on the nature of any health effects. HECO and its subsidiaries are participating in utility industry funded studies on the subject and are taking steps to reduce EMF, where prudent, in the design of new transmission and distribution facilities. The Company cannot predict the impact, if any, the EMF issue may have on the Company in the future.


EFFECTS OF INFLATION
--------------------------------------------------------------------------------
Inflation, as measured by the U.S. Consumer Price Index, averaged 2.9% in 1996, 2.8% in 1995 and 2.6% in 1994. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on HEI's operations.

     Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utilities, replace assets at much higher costs and must request rate increases to maintain adequate earnings. In the past, the PUC has generally approved rate increases to cover the effects of inflation. In 1996, 1995 and 1994, the electric utilities received rate increases, in part to cover increases in operating expenses and construction costs due to inflation.

ACCOUNTING CHANGES
--------------------------------------------------------------------------------
See Note 1 in the "Notes to Consolidated Financial Statements."

                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------
CONSOLIDATED
--------------------------------------------------------------------------------
The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and to cover debt and other cash requirements in the foreseeable future.

  The Company's total assets were $5.9 billion and $5.6 billion at December 31, 1996 and 1995, respectively. Asset growth in 1996 stemmed from growth in ASB's loan portfolio and the electric utilities' capital expenditures.

  The consolidated capital structure of HEI was as follows:


December 31                                    1996            1995
--------------------------------------------------------------------------------
(in millions)
Short-term borrowings...................   $  217    11%   $  182    10%
Long-term debt..........................      810    43       758    43
Preferred stock of electric utility
 subsidiaries...........................       87     5        90     5
Common stock equity.....................      773    41       730    42
--------------------------------------------------------------------------------
                                           $1,887   100%   $1,760   100%
================================================================================

ASB's deposit liabilities, securities sold under agreements to repurchase and advances from the FHLB of Seattle are not included in the table above.

     As of February 12, 1997, the Standard & Poor's (S&P), Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co.'s (Duff & Phelps) ratings of HEI's and HECO's securities were as follows:


                                           S&P    Moody's    Duff & Phelps
--------------------------------------------------------------------------------
HEI
---
Medium-term notes.......................   BBB    Baa2          BBB+
Commercial paper........................   A-2    P-2           Duff 2
Company-obligated trust preferred
 securities /1/.........................   BBB-   baa3          BBB
HECO
----
First mortgage bonds....................   BBB+   A3            A
Revenue bonds and medium-term notes.....   BBB+   Baa1          A-
Cumulative preferred stock..............   BBB    baa1          BBB+
Commercial paper........................   A-2    P-2           Duff 1-

The above ratings are not recommendations to buy, sell or hold any securities, and such ratings may be subject to revision or withdrawal at any time by the rating agencies.

/1/ Issued subsequent to December 31, 1996.

Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital to HEI or HECO.

     Operating activities provided net cash of $158 million in 1996, $213 million in 1995 and $130 million in 1994. Investing activities used net cash of $408 million in 1996, $481 million in 1995 and $713 million in 1994. In 1996, net cash used for investing activities were primarily for capital expenditures and the origination and purchase of loans, net of repayments. Financing activities provided net cash of $216 million in 1996, $312 million in 1995 and $554 million in 1994. In 1996, a significant amount of cash came from the net increase in advances from the FHLB of Seattle, securities sold under agreements to repurchase and long-term debt.

     A portion of net assets of HECO and ASB are not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are not expected to significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet its cash obligations. See Note 18 in the "Notes to Consolidated Financial Statements."

     Total HEI consolidated financing requirements for 1997 through 2001, including net capital expenditures (which exclude the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction), long-term debt retirements (excluding repayments of advances from the FHLB of Seattle and securities sold under agreements to repurchase) and sinking fund requirements, are currently estimated to total $1.0 billion. Of this amount, approximately $0.8 billion is for net capital expenditures (mostly relating to the electric utilities' net capital expenditures described below). HEI's consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 66% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. Over the five-year period 1997 through 2001, HEI currently estimates that, in addition to retained earnings and the proceeds from the sale of the Trust Preferred Securities in February 1997, it will require not more than $157 million in additional equity, which is expected to be provided principally by the HEI Dividend Reinvestment and Stock Purchase Plan and the Hawaiian Electric Industries Retirement Savings Plan. The additional equity will be used primarily to reduce HEI's overall borrowing level and to fund the common equity requirements of its subsidiaries, such as the electric utilities' common equity requirements related to their capital expenditure programs. Additional equity in excess of the $157 million described above, and additional debt financing, may be required to fund activities not included in the 1997-2001 forecast, such as the development of additional independent power projects and energy services projects by HEIPC and its subsidiaries in Asia and the Pacific.

     In February 1997, $100 million of 8.36% Company-obligated trust preferred securities were issued by Hawaiian Electric Industries Capital Trust I, a Delaware statutory business trust of which HEI owns all the common securities. See Note 11 in the "Notes to Consolidated Financial Statements" for further discussion.

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

ELECTRIC UTILITY

--------------------------------------------------------------------------------
HECO's consolidated capital structure was as follows:

December 31                                     1996             1995
--------------------------------------------------------------------------------
(in millions)
Short-term borrowings from
 nonaffiliates and affiliate............   $  126     8%   $  139     10%
Long-term debt..........................      602    38       517     36
Preferred stock
 Subject to mandatory redemption........       39     3        42      3
 Not subject to mandatory redemption....       48     3        48      3
Common stock equity.....................      751    48       697     48
--------------------------------------------------------------------------------
                                           $1,566   100%   $1,443    100%
================================================================================

In 1996, the electric utilities' investing activities used $177 million in cash, primarily for capital expenditures. Financing activities included HECO's cash sale of common stock of $30 million to HEI and net increases in long-term debt of $85 million. Financing activities also used cash for common and preferred stock dividends of $61 million and a decrease in short-term borrowings of $13 million. Operating activities provided $143 million toward cash requirements of financing activities and capital expenditures.

     The electric utilities' consolidated financing requirements for 1997 through 2001, including net capital expenditures, long-term debt retirements and sinking fund requirements, are currently estimated to total $768 million. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are currently expected to provide approximately 75% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. As of December 31, 1996, an additional $45 million of revenue bonds was authorized by the Hawaii Legislature for issuance by the Department of Budget and Finance of the State of Hawaii on behalf of HECO, HELCO and MECO prior to the end of 1997, and an additional $150 million was authorized for issuance prior to the end of 1999. HECO currently estimates that it will require approximately $23 million in new common equity, in addition to retained earnings, over the five-year period 1997 through 2001. The PUC must approve issuances of long-term securities by HECO, HELCO and MECO.

     Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 1997 through 2001 are currently estimated to total $711 million. Approximately 65% of forecast gross capital expenditures, including the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 35% primarily for generation projects. See Note 3 in the "Notes to Consolidated Financial Statements" for a discussion of purchase commitments, including commitments for fuel contracts, power purchase agreements and construction projects.

     For 1997, electric utility net capital expenditures are estimated to be $118 million and gross capital expenditures are estimated to be $153 million. Approximately 63% of forecast gross capital expenditures is for transmission and distribution projects. An estimated $36 million is planned for new generation projects. Drawdowns of proceeds from the sales of tax-exempt special purpose revenue bonds, sales of preferred securities, sales of common stock to HEI and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.

     Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, demand-side management programs and requirements of environmental and other regulatory and permitting authorities.


SAVINGS BANK
--------------------------------------------------------------------------------------
December 31                                       1996                1995
--------------------------------------------------------------------------------------
                                           $          % change    $         % change
--------------------------------------------------------------------------------------
(in millions)
Assets..................................   $3,591          5    $3,413         10
Loans receivable, net...................    2,002         19     1,688         (7)
Mortgage-backed securities..............    1,340         (7)    1,445         35
Deposit liabilities.....................    2,150         (3)    2,224          4
Securities sold under agreements to
 repurchase.............................      480         16       413        235
Advances from FHLB......................      684         37       501        (19)

As of September 30, 1996, ASB was the fourth largest financial institution in the state based on total assets of $3.6 billion and the third largest financial institution based on deposits of $2.2 billion. In 1996, ASB's total assets increased primarily due to the origination and purchase of loans totaling
$491 million, partly offset by repayments of $169 million.

     At December 31, 1996, loans which do not accrue interest totaled $47 million or 2.3% of net loans outstanding, compared to $27 million or 1.6% at December 31, 1995. At December 31, 1996, there were 19 properties acquired in settlement of loans valued at $2.6 million.

     For 1996, cash used by investing activities was $220 million, due largely to the origination and purchase of loans, partly offset by principal repayments. Cash provided by financing activities included a net increase of $183 million in advances from the FHLB of Seattle and $68 million in securities sold under agreements to repurchase, partly offset by a decrease of $73 million in deposit liabilities.

     Minimum liquidity levels are currently governed by the regulations adopted by the Office of Thrift Supervision (OTS). ASB was in compliance with OTS liquidity requirements as of December 31, 1996.

     ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for growth. As of December 31, 1996, ASB was in compliance with the OTS minimum capital requirements (noted in parenthesis) with a tangible capital ratio of 5.2% (1.5%), a core capital ratio of 5.3% (3.0%) and a risk-based capital ratio of 12.2% (8.0%).

     The OTS has adopted a rule adding an interest rate risk (IRR) component to the existing risk-based capital requirement. Institutions with an "above normal" level of IRR exposure will be required to deduct an amount from total capital and may be required to hold additional capital. Although the rule became effective January 1, 1994, the OTS has provided a waiver of the IRR capital deduction until it can finalize an appeals process for institutions subject to such deductions. As of December 31, 1996, ASB would not have been required to hold additional capital if the rule adding the IRR component had been implemented.

     FDIC regulations restrict the ability of financial institutions that are not "well-capitalized" to offer interest rates on deposits that are significantly higher than the rates offered by competing institutions. As of December 31, 1996, ASB was "well-capitalized" (ratio requirements noted in parenthesis) with a leverage ratio of 5.3% (5.0%), a Tier-1 risk-based ratio of 11.4% (6.0%) and a total risk-based ratio of 12.2% (10.0%).

     Significant interstate banking legislation has been enacted at both the federal and state levels. Under the federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank holding company may acquire control of a bank in any state, subject to certain restrictions. Under Hawaii law which takes effect on June 1, 1997, a bank chartered under Hawaii law may merge with an out-of-state bank and convert all branches of both banks into branches of a single bank, subject to certain restrictions. Although the federal and Hawaii laws apply only to banks, such legislation may nonetheless affect the competitive balance among banks, thrifts and other financial institutions and the level of competition among financial institutions doing business in Hawaii.

     With the enactment of federal legislation in 1996 to recapitalize the SAIF and to reallocate the repayment burden on bonds issued to recapitalize the SAIF's predecessor, it appears that legislation addressing the merger of the Bank Insurance Fund and the SAIF, thrift rechartering and financial modernization will remain a priority for the U.S. Congress. Bills are now pending, or expected to be introduced in Congress, that will contain proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. Some of these bills would abolish the thrift charter, requiring savings associations to convert to banks, subject to certain grandfathering and transition provisions. For a discussion of the unfavorable disparity in the deposit insurance assessment rates and Financing Corporation assessment rates that ASB and other thrifts have paid in relation to the rates that most commercial banks have paid, and certain legislation affecting financial institutions, see Note 4 in the "Notes to Consolidated Financial Statements."

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:


We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


Honolulu, Hawaii
January 24, 1997,
except as to the thirteenth paragraph
of Note 3 and Note 11, which are
as of February 5, 1997


CONSOLIDATED STATEMENTS OF INCOME
---------------------------------------------------------------------------------

Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                       1996          1995          1994
---------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES
Electric utility........................   $1,080,868    $  988,722    $  913,719
Savings bank............................      271,402       254,616       215,525
Other...................................       58,302        52,586        59,279
---------------------------------------------------------------------------------
                                            1,410,572     1,295,924     1,188,523
---------------------------------------------------------------------------------
EXPENSES
Electric utility........................      907,255       829,679       777,091
Savings bank............................      231,346       214,572       173,000
   FDIC special assessment..............       13,835            --            --
Other...................................       69,890        64,009        64,299
---------------------------------------------------------------------------------
                                            1,222,326     1,108,260     1,014,390
---------------------------------------------------------------------------------
OPERATING INCOME (LOSS)
Electric utility........................      173,613       159,043       136,628
Savings bank............................       26,221        40,044        42,525
Other...................................      (11,588)      (11,423)       (5,020)
---------------------------------------------------------------------------------
                                              188,246       187,664       174,133
---------------------------------------------------------------------------------
Interest expense--electric utility and
 other..................................      (65,832)      (62,860)      (54,028)
Allowance for borrowed funds used
 during construction....................        5,862         5,112         4,043
Preferred stock dividends of electric
 utility subsidiaries...................       (6,529)       (6,885)       (7,163)
Allowance for equity funds used during
 construction...........................       11,741        10,202         9,064
---------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES..............      133,488       133,233       126,049
Income taxes............................       54,830        55,740        53,019
---------------------------------------------------------------------------------
NET INCOME..............................   $   78,658    $   77,493    $   73,030
=================================================================================
EARNINGS PER COMMON SHARE...............        $2.60         $2.66         $2.60
=================================================================================
DIVIDENDS PER COMMON SHARE..............        $2.41         $2.37         $2.33
=================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING.....................       30,310        29,187        28,137
=================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
---------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                        1996          1995          1994
---------------------------------------------------------------------------------
(in thousands)
RETAINED EARNINGS, BEGINNING OF YEAR....   $  144,216    $  135,835    $  128,318
Net income..............................       78,658        77,493        73,030
Common stock dividends..................      (72,967)      (69,112)      (65,513)
---------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR..........   $  149,907    $  144,216    $  135,835
=================================================================================

See accompanying "Notes to Consolidated Financial Statements."


CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

December 31                                                 1996                       1995
----------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents.....................                $   97,417                 $  130,833
Accounts receivable and unbilled
 revenues, net...........................                   150,858                    142,505
Inventories, at average cost.............                    48,745                     35,258
Real estate developments.................                    33,210                     35,023
Investment and mortgage-backed
 securities (estimated
 market value $1,367,328 and
 $1,485,091).............................                 1,377,591                  1,479,552
Other investments........................                    72,609                     74,325
Loans receivable, net....................                 2,002,028                  1,687,801
Property, plant and equipment, net
     Land................................  $   39,790                 $   37,471
     Plant and equipment.................   2,587,697                  2,391,013
     Construction in progress............     204,335                    195,258
                                           ----------                 ----------
                                            2,831,822                  2,623,742
     Less-accumulated depreciation.......    (890,055)    1,941,767     (815,547)    1,808,195
                                           ----------                 ----------
Regulatory assets........................                   100,804                     99,693
Other....................................                    73,776                     69,315
Goodwill and other intangibles...........                    37,035                     41,245
----------------------------------------------------------------------------------------------
                                                         $5,935,840                 $5,603,745
==============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable.........................                $  107,896                 $   94,806
Deposit liabilities......................                 2,150,370                  2,223,755
Short-term borrowings....................                   216,543                    181,825
Securities sold under agreements to
 repurchase..............................                   479,742                    412,521
Advances from Federal Home Loan Bank.....                   684,274                    501,274
Long-term debt...........................                   810,080                    758,463
Deferred income taxes....................                   185,609                    182,101
Unamortized tax credits..................                    48,857                     46,965
Contributions in aid of construction.....                   197,805                    191,854
Other....................................                   194,564                    190,535
----------------------------------------------------------------------------------------------
                                                          5,075,740                  4,784,099
----------------------------------------------------------------------------------------------

PREFERRED STOCK OF ELECTRIC UTILITY
 SUBSIDIARIES
Subject to mandatory redemption..........                    38,955                     41,750
Not subject to mandatory redemption......                    48,293                     48,293
----------------------------------------------------------------------------------------------
                                                             87,248                     90,043
----------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock, no par value,
 authorized 10,000 shares; issued: none..                        --                         --
Common stock, no par value, authorized
 100,000 shares; issued and outstanding:
 30,853 shares and 29,773 shares.........                   622,945                    585,387
Retained earnings........................                   149,907                    144,216
----------------------------------------------------------------------------------------------
                                                            772,852                    729,603
----------------------------------------------------------------------------------------------
                                                         $5,935,840                 $5,603,745
==============================================================================================

See accompanying "Notes to Consolidated Financial Statements."


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                              1996         1995        1994
--------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income......................................   $  78,658    $  77,493    $ 73,030
Adjustments to reconcile net income to
   net cash provided by operating activities
  Depreciation and amortization of
   property, plant and equipment................      82,320       76,656      72,256
  Other amortization............................      12,474        8,213        (660)
  Deferred income taxes and tax
   credits, net.................................       6,142       12,660       9,161
  Allowance for equity funds used
   during construction..........................     (11,741)     (10,202)     (9,064)
  Changes in assets and liabilities,
   net of effects from disposal of businesses
     Increase in accounts receivable and
      unbilled revenues, net....................      (8,353)     (11,743)    (13,646)
     Decrease (increase) in inventories.........     (13,487)       7,868      (3,721)
     Decrease in other securities held for
      trading...................................          --       49,505      45,396
     Increase in regulatory assets..............        (418)      (4,247)     (9,885)
     Increase (decrease) in accounts payable....      13,090       (2,404)      8,582
     Changes in other assets and liabilities....        (268)       8,806      (8,506)
--------------------------------------------------------------------------------------
                                                     158,417      212,605     162,943
Cash used by discontinued operations............          --           --     (32,623)
--------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.......     158,417      212,605     130,320
--------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable originated and purchased.......     (490,852)   (427,518)   (515,070)
Principal repayments on loans receivable........      169,160     145,522     225,002
Proceeds from sale of loans receivable..........        2,414       6,769       2,138
Held-to-maturity mortgage-backed securities
 purchased......................................     (208,857)   (200,943)   (421,649)
Principal repayments on held-to-maturity
 mortgage-backed securities.....................      309,384     183,702     187,967
Held-to-maturity investment securities
 purchased......................................           --     (39,458)     (7,575)
Proceeds from maturity of investment securities.           --      39,600          --
Capital expenditures............................     (205,583)   (194,623)   (200,526)
Contributions in aid of construction............        9,674      10,417      15,112
Other...........................................        6,717      (4,962)      1,880
--------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES...........     (407,943)   (481,494)   (712,721)
--------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposit liabilities..      (73,385)      94,445     37,727
Net increase in short-term borrowings with
 original maturities of three months or less....       36,374       46,531    101,688
Proceeds from other short-term borrowings.......        1,466        1,098      1,008
Repayment of other short-term borrowings........       (3,122)      (2,559)    (6,357)
Proceeds from securities sold under agreements
  to repurchase.................................      714,100      557,000    145,669
Repurchase of securities sold under agreements
  to repurchase.................................     (646,000)    (269,339)   (23,330)
Proceeds from advances from Federal Home Loan
  Bank..........................................      810,560      585,721    998,200
Principal payments on advances from Federal
  Home Loan Bank................................     (627,560)    (700,821)  (671,500)
Proceeds from issuance of long-term debt........      124,886       78,544     87,814
Repayment of long-term debt.....................      (73,400)     (38,400)   (75,427)
Redemption of electric utility subsidiaries'
  preferred stock...............................       (2,795)      (3,094)    (1,886)
Net proceeds from issuance of common stock......       19,818       19,322     13,602
Common stock dividends..........................      (55,288)     (49,415)   (47,676)
Other...........................................       (9,544)      (6,934)    (5,768)
--------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.......      216,110      312,099    553,764
--------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents.      (33,416)      43,210    (28,637)
Cash and equivalents, beginning of year.........      130,833       87,623    116,260
--------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR...............    $  97,417    $ 130,833   $ 87,623
======================================================================================

See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 .  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
GENERAL
--------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. (HEI) is a holding company with subsidiaries engaged in electric utility, savings bank, freight transportation, real estate development and other businesses, primarily in the State of Hawaii, and also engaged in the pursuit of independent power projects and energy services projects in Asia and the Pacific.

BASIS OF PRESENTATION. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of regulatory assets, the allowance for loan losses, the provision for impairment losses on real estate projects and the amounts reported for pension and other postretirement benefit obligations. Management believes that such estimates have been appropriately established in accordance with GAAP.

CONSOLIDATION. The consolidated financial statements include the accounts of HEI and its direct and indirect wholly owned subsidiaries (collectively, the Company). HEI's subsidiaries are Hawaiian Electric Company, Inc. (HECO), parent company of Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO); HEI Diversified, Inc. (HEIDI), parent company of American Savings Bank, F.S.B. (ASB), which in turn is the parent company of several subsidiaries; Hawaiian Tug & Barge Corp. (HTB), parent company of Young Brothers, Limited (YB); Malama Pacific Corp. (MPC), parent company of several real estate subsidiaries; HEI Investment Corp. (HEIIC); Pacific Energy Conservation Services, Inc.; and HEI Power Corp. (HEIPC), parent company of several subsidiaries.

  All significant intercompany accounts and transactions have been eliminated in consolidation.

PUBLIC UTILITIES COMMISSION REGULATION. The electric utility subsidiaries and YB are regulated by the Public Utilities Commission of the State of Hawaii (PUC) and account for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

INVESTMENTS.

DEBT AND EQUITY SECURITIES. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Equity securities (with readily determinable fair values) and debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses, if any, included in earnings. Equity securities (with readily determinable fair values) and debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses, if any, excluded from earnings and reported in a separate component of stockholders' equity.

OTHER INVESTMENTS. Investments in joint ventures and other investments for which the Company has the ability to exercise significant influence over the operating and financing policies of the enterprise are accounted for under the equity method.

     For held-to-maturity investments, available-for-sale investments and other investments described above, declines in value determined to be other than temporary are reflected in net income and result in the establishment of a new cost basis for the investment. The specific identification method is used in determining realized gains and losses on the sales of securities.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. The cost of plant constructed by the electric utility subsidiaries includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of electric utility plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

POSTRETIREMENT BENEFITS. Pension costs are charged primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents. In 1996 and 1995, these postretirement benefits were charged primarily to expense and electric utility plant. In 1994, these postretirement benefits were charged primarily to regulatory assets and expense. See Note 17.

DEPRECIATION. Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets. The electric utility subsidiaries' composite annual depreciation rate was 3.8% in 1996 and 1995 and 3.9% in 1994.

ENVIRONMENTAL EXPENDITURES. The Company is subject to numerous federal and state statutes and governmental regulations pertaining to water quality, air quality and other environmental factors. In general, environmental contamination treatment costs are charged to expense, unless it is probable such costs will be recovered through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing the property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service to be recovered in future rates.

     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." The provisions of the SOP are consistent with the Company's current policies and, accordingly, adoption of the SOP on January 1, 1997 did not have a material effect on the Company's financial condition, results of operations or liquidity.

INCOME TAXES. Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

     Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

EARNINGS PER COMMON SHARE. Earnings per common share are based upon the weighted average number of shares of common stock outstanding. The dilutive effect of stock options is not material.

CASH FLOWS. The Company considers cash on hand, deposits in banks, deposits with the Federal Home Loan Bank (FHLB) of Seattle, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements with original maturities of three months or less to be cash and equivalents.

ACCOUNTING CHANGES.

LONG-LIVED ASSETS.  In March 1995, the Financial Accounting Standards Board
(FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows derived from an asset (undiscounted and without interest) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss is based on the fair value of the asset. Generally, SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also requires that a rate-regulated enterprise recognize an impairment loss for the amount of costs excluded by a regulator from the enterprise's rate base. The Company adopted the provisions of SFAS No. 121 on January 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition, results of operations or liquidity.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides accounting and reporting standards based on the consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing between transfers of financial assets that are sales and transfers that are secured borrowings. SFAS No. 125 amends or supersedes various statements, including SFAS No. 122. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company adopted the provisions of SFAS No. 125 on January 1, 1997. The adoption of SFAS No. 125 did not have a material effect on the Company's financial condition, results of operations or liquidity.

STOCK-BASED COMPENSATION. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation, but does not require an entity to apply the new method for purposes of preparing its basic financial statements. For an entity not applying the new method for purposes of preparing its basic financial statements, SFAS No. 123 requires footnote disclosure of pro forma net income and earnings per share information for employee stock option grants made in 1995 and future years as if the fair value based method had been applied. The Company adopted the provisions of SFAS No. 123 on January 1, 1996, and has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide the pro forma disclosures required by SFAS No. 123. See
Note 16.

RECLASSIFICATIONS. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 1996 presentation.

ELECTRIC UTILITY
--------------------------------------------------------------------------------
CONTRIBUTIONS IN AID OF CONSTRUCTION. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, The contributions are amortized on a straight-line basis over 30 years, which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.

ELECTRIC UTILITY REVENUES. Electric utility revenues are based on rates authorized by the PUC and include revenues applicable to electric energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded under PUC approved interim rate adjustments are subject to refund, with interest, pending final authorization by the PUC.

     The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

SAVINGS BANK
--------------------------------------------------------------------------------
LOANS RECEIVABLE. Loans receivable are stated at cost less an allowance for loan losses, loan origination and commitment fees and purchase premiums and discounts. Interest on loans is credited to income as it is earned.

     Any discount on loans is accreted or premium amortized over the estimated life of the loan using the level-yield method.

ALLOWANCE FOR LOAN LOSSES. ASB adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure," on January 1, 1995. SFAS Nos. 114 and 118 address the accounting treatment of certain impaired loans. The adoption of these statements did not have a material effect on the Company's financial condition, results of operations or liquidity. The 1994 financial statements have not been restated.

     Considering current information and events regarding the borrowers' ability to repay their obligations, ASB deems a loan impaired when it is probable that ASB will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is deemed impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if the loan is considered to be collateral dependent, based on the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses.

     For the remaining loans receivable portfolio (smaller-balance homogeneous loans), ASB provides valuation allowances for estimated losses on loans receivable. Several factors are collectively weighed in determining the adequacy of the valuation allowance, including management's review of the existing risks in the loan portfolio, prevailing economic conditions and the historical loss experience. Actual losses could differ materially from estimates as of December 31, 1996.

     ASB uses either the cash or cost-recovery method to record cash receipts on impaired loans that are not accruing interest. For smaller-balance homogeneous loans, ASB generally ceases the accrual of interest on a loan that is more than 90 days past due or when there is reasonable doubt as to the loan's collectibility. Subsequent recognition of interest income for such loans is generally on the cash method.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. Real estate acquired in settlement of loans is recorded at the lower of cost or fair value less estimated selling expenses.

LOAN ORIGINATION AND COMMITMENT FEES. Loan origination fees (net of direct loan origination costs) are deferred and recognized as an adjustment of yield over the life of the loan. Nonrefundable commitment fees (net of direct loan origination costs, if applicable) for commitments to originate or purchase loans are deferred and, if the commitment is exercised, recognized as an adjustment of yield over the life of the loan. If the commitment expires unexercised, nonrefundable commitment fees are recognized as income upon expiration of the commitment.

AMORTIZATION OF GOODWILL AND CORE DEPOSIT INTANGIBLES. Goodwill is being amortized on a straight-line basis over 25 years. Core deposit intangibles are being amortized each year at the greater of the actual attrition rate of such deposit base or 10% of the original value. Subsequent to its acquisition, ASB evaluates whether later events or changes in circumstances indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, ASB will use an estimate of undiscounted future cash flows over the remaining useful life of the asset in measuring whether the intangible asset is recoverable.

2 .  SEGMENT FINANCIAL INFORMATION
--------------------------------------------------------------------------------
Segment financial information on page 26 is incorporated herein by reference.

3 .  ELECTRIC UTILITY SUBSIDIARY
--------------------------------------------------------------------------------
Hawaiian Electric Company, Inc. and subsidiaries

Selected consolidated financial information

INCOME STATEMENT DATA

Years ended December 31                        1996        1995        1994
-----------------------------------------------------------------------------
 (in thousands)
REVENUES
Operating revenues......................   $1,071,426    $981,990    $907,308
Other--nonregulated.....................        9,442       6,732       6,411
-----------------------------------------------------------------------------
                                            1,080,868     988,722     913,719
-----------------------------------------------------------------------------
EXPENSES
Fuel oil................................      250,544     207,001     186,717
Purchased power.........................      286,077     276,364     271,636
Other operation.........................      142,699     137,349     121,740
Maintenance.............................       52,305      47,225      46,427
Depreciation and amortization...........       73,453      67,649      63,779
Taxes, other than income taxes..........      101,387      92,961      85,877
Other--nonregulated.....................          790       1,130         915
-----------------------------------------------------------------------------
                                              907,255     829,679     777,091
-----------------------------------------------------------------------------
Operating income from regulated and
 nonregulated activities................      173,613     159,043     136,628
Allowance for equity funds used during
 construction...........................       11,741      10,202       9,064
Interest and other charges..............      (50,115)    (47,136)    (40,187)
Allowance for borrowed funds used
 during construction....................        5,862       5,112       4,043
-----------------------------------------------------------------------------
Income before income taxes and
 preferred stock dividends of HECO......      141,101     127,221     109,548
Income taxes............................       55,888      50,198      43,587
-----------------------------------------------------------------------------
Income before preferred stock dividends
 of HECO................................       85,213      77,023      65,961
Preferred stock dividends of HECO.......        3,865       4,126       4,316
-----------------------------------------------------------------------------
Net income for common stock.............   $   81,348    $ 72,897    $ 61,645
=============================================================================


BALANCE SHEET DATA

December 31                                   1996          1995
-------------------------------------------------------------------
(dollars in thousands)

ASSETS
Utility plant, at cost
  Property, plant and equipment.........   $2,476,584    $2,291,545
  Less accumulated depreciation.........     (828,917)     (762,770)
  Construction in progress..............      197,835       191,460
-------------------------------------------------------------------
Net utility plant.......................    1,845,502     1,720,235
Accounts receivable, net................       80,757        73,053
Unbilled revenues, net..................       43,726        43,695
Regulatory assets.......................       98,380        97,114
Other...................................       97,181        82,186
-------------------------------------------------------------------
                                           $2,165,546    $2,016,283
===================================================================
CAPITALIZATION AND LIABILITIES
Common stock equity.....................   $  751,311    $  696,905
Cumulative preferred stock
 Not subject to mandatory redemption,
  dividend rates of 4.25-8.875%.........       48,293        48,293
 Subject to mandatory redemption,
  dividend rates of 7.68-13.75%.........       38,955        41,750
Long-term debt..........................      602,226       517,209
-------------------------------------------------------------------
Total capitalization....................    1,440,785     1,304,157
Short-term borrowings from
 nonaffiliates and affiliate............      125,920       138,753
Deferred income taxes...................      119,613       116,963
Unamortized tax credits.................       47,634        45,935
Contributions in aid of construction....      197,805       191,854
Other...................................      233,789       218,621
-------------------------------------------------------------------
                                           $2,165,546    $2,016,283
===================================================================

CUMULATIVE PREFERRED STOCK. Certain cumulative preferred shares of HECO and its subsidiaries are redeemable at the option of the respective company at a premium or par. The remaining cumulative preferred shares are subject to mandatory sinking fund provisions at par and optional redemption provisions at a premium. The total sinking fund requirements on preferred stock subject to mandatory redemption for 1997 through 2001 are $3 million in 1997, $2 million in each of the years 1998 and 1999 and $3 million in each of the years 2000 and 2001.

MAJOR CUSTOMERS. The electric utility subsidiaries derive approximately 10% of their operating revenues from the sale of electricity to various federal government agencies. These revenues amounted to $108 million in 1996, $97 million in 1995 and $89 million in 1994.

COMMITMENTS AND CONTINGENCIES.

FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS. HECO and its subsidiaries have contractual agreements to purchase minimum amounts of 0.5% sulfur and 2.0% sulfur residual fuel oils and 0.4% sulfur diesel fuel through 1997 at prices which are tied to the market prices of petroleum products in Singapore, Los Angeles and the U.S. Pacific Northwest, respectively. Based on the average price per barrel prevailing as of January 1, 1997, the estimated amount of required purchases for 1997 is $254 million. The actual amount of purchases in 1997 could vary substantially from this estimate as a result of changes in market prices and other factors. HECO and its subsidiaries purchased $261 million, $194 million and $186 million of fuel under these or prior contractual agreements in 1996, 1995 and 1994, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.

     At December 31, 1996, HECO and its subsidiaries had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $47 million.

POWER PURCHASE AGREEMENTS. At December 31, 1996, HECO and its subsidiaries had power purchase agreements for 474 megawatts (MW) of firm capacity, representing approximately 22% of the total of their generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $109 million in 1997, $106 million in 1998, $109 million in 1999, $102 million each in 2000 and 2001 and a total of $2.0 billion in 2002 through 2028.

     In general, payments under the power purchase agreements for 474 MW of firm capacity are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. The energy payment will vary over the terms of the agreements and HECO and its subsidiaries may pass on changes in the fuel component of the energy charges to customers through the energy cost adjustment clause in their rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to HECO nor its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

INTERIM RATE INCREASES. At December 31, 1996, amounts recognized under interim rate increases and subject to refund amounted to $8.5 million.

HECO POWER OUTAGE. On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. The PUC initiated an investigation of the April 9, 1991 outage, which was consolidated with a pending investigation of an outage that occurred in 1988. Power Technologies, Inc.
(PTI), an independent consultant hired by HECO with the approval of the PUC, investigated the 1991 outage. HECO is implementing certain of PTI'S recommendations and provides the PUC with a quarterly summary of its progress on those recommendations. Management cannot predict the timing and outcome of any PUC D&O that may be issued, if any, with respect to the outages.

HELCO POWER SITUATION.

BACKGROUND. In 1991, HELCO identified the need, beginning in 1994, for
----------
additional generation to provide for forecast load growth while maintaining a satisfactory generation reserve margin, to address uncertainties about future deliveries of power from existing firm power producers and to permit the retirement of older generating units. Accordingly, HELCO proceeded with plans to install at its Keahole power plant site two 20-MW combustion turbines (CT-4 and CT-5), followed by an 18-MW heat steam recovery generator (ST-7), at which time these units would be converted to a 56-MW (net) combined-cycle unit. In January 1994, the PUC approved expenditures for CT-4, which HELCO had planned to install in late 1994.

     Despite HELCO's best efforts to install this additional generation, the schedule for the installation of HELCO's phased combined-cycle unit at the Keahole power plant site has been revised due to delays in (a) obtaining approval from the Hawaii Board of Land and Natural Resources (BLNR) of the Conservation District Use Permit (CDUP) amendment and (b) obtaining from the Department of Health of the State of Hawaii (DOH) and the U. S. Environmental Protection Agency (EPA) the air quality Prevention of Significant Deterioration/Covered Source (PSD) permit for the Keahole power plant site.

CDUP AMENDMENT. On January 3, 1997, the Third Circuit Court of the State of
--------------
Hawaii issued a decision on HELCO's appeal of an order of the BLNR. The decision in effect allows HELCO to use its Keahole property as requested in its application for the CDUP amendment. Entry of final judgment on all unresolved issues is pending. While this decision is subject to appeal upon entry of final judgment, management believes that HELCO would ultimately prevail and the decision would be upheld.

PSD PERMIT. In a November 1995 letter to the DOH, the EPA declined to sign
----------
HELCO's PSD permit for the combined-cycle unit on the basis that a different emission control technology should be used. After HELCO proposed to the DOH to reduce net nitrogen oxide emission increases by retiring and/or reducing the use of certain existing Keahole diesel units, the EPA stated that it found the netting proposal procedurally and substantively acceptable, and that if emission increases were kept below significance levels, it would not require the use of any particular emission control technology. In December 1996, The DOH proposed a revised draft air permit which reflected HELCO's netting proposal and was acceptable to HELCO. A public hearing relating to the modifications in the revised draft permit is scheduled for March 3, 1997. Management believes that HELCO will obtain the required PSD permit.

     On February 5, 1997, the Keahole Defense Coalition and three individuals filed a lawsuit in the Third Circuit Court of the State of Hawaii against HELCO, the director of the DOH, and the BLNR, seeking declaratory rulings that, with regard to the Keahole project, one or more of the defendants had violated, or could not allow the plant to operate without violating, the State Clean Air Act, the State Noise Pollution Act, conditions of HELCO's conditional use permit, covenants of HELCO's land patent and Hawaii administrative rules regarding standard conditions applicable to land permits. Management cannot predict the outcome of this lawsuit.

IPP COMPLAINTS. Two independent power producers (IPPs), Kawaihae Cogeneration
--------------
Partners (KCP) and Enserch Development Corporation (Enserch), filed separate complaints against HELCO with the PUC in 1993 and 1994, respectively, alleging that they are entitled to power purchase contracts to provide HELCO with additional capacity which, under HELCO's current estimates of generating capacity requirements, would be a substitute for HELCO's planned 56-MW combined-cycle unit at Keahole.

     In September 1995, the PUC allowed HELCO to continue to pursue construction of and commit expenditures for the second combustion turbine (CT-5) and the steam recovery generator (ST-7) for its planned combined-cycle unit, stating in its order that "no part of the project may be included in HELCO's rate base unless and until the project is in fact installed, and is used and useful for utility purposes." In view of permitting delays and the need for power, the PUC also ordered HELCO to continue negotiating with the IPPs and directed that the facility to be built (i.e., either HELCO's or one of the IPP's) should be the one that can be most expeditiously put into service at "allowable cost."

     On January 26, 1996, the PUC ordered HELCO to continue in good faith to negotiate a power purchase agreement with KCP. Status reports were filed with the PUC in March 1996. On December 12, 1996, KCP filed directly with the PUC a new proposal pursuant to which it would construct a facility and have HELCO operate and manage the facility. Although the new proposal had not been submitted to or negotiated with HELCO, KCP asked the PUC to compel HELCO to enter into the agreement. On December 19, 1996, HELCO filed a Motion to Dismiss or to extend the time for responding. The PUC has not yet acted on that motion.

     On October 4, 1996, the PUC issued its decision and order that, among other things, required HELCO and Enserch to continue to negotiate on an expeditious basis and, within 75 days, to submit to the PUC either a finalized power purchase agreement or reports on matters that are preventing the finalization of an agreement. The parties were not able to finalize a power purchase agreement within the 75 days and, accordingly, filed status reports with the PUC in December 1996 and January 1997. Negotiations are ongoing.

     Management cannot determine at this time whether the negotiations with the IPPs and related PUC proceedings will result in a power purchase agreement.

COSTS INCURRED. As of December 31, 1996, HELCO's costs incurred in its efforts
--------------
to put into service its combined-cycle unit amounted to $49.2 million, including approximately $26.8 million for equipment and material purchases, approximately $10.3 million for planning, engineering, permitting, site development and other costs and approximately $12.1 million as an allowance for funds used during construction.

CONTINGENCY PLANNING. In June 1995, HELCO filed with the PUC its generation
--------------------
resource contingency plan detailing alternatives and mitigation measures to address possible further delays in obtaining the permits necessary to construct its combined-cycle unit. HELCO arranged for additional firm capacity to be provided by its existing firm power producers, obtained contracts shifting loads to off-peak hours, deferred generation unit retirements and, in January 1996, began the implementation of its energy-efficiency demand-side management programs. These measures have helped HELCO maintain its reserve margin and reduce the risk of capacity shortages.

     In January 1996, the PUC opened a proceeding to evaluate HELCO's contingency resource plan and HELCO's efforts to insure system reliability. HELCO filed reports in March and October 1996 to update the PUC on its contingency plan and its implementation.

ENVIRONMENTAL REGULATION. See Note 22, "Contingencies."

MANAGEMENT SERVICES FEES. HEI's charges to HECO and its subsidiaries for general management and administrative services totaled $2.3 million, $2.5 million and $2.4 million in 1996, 1995 and 1994, respectively. HEI's charges to HECO for data processing services totaled $3.1 million, $3.5 million and $3.6 million in 1996, 1995 and 1994, respectively.

4 . SAVINGS BANK SUBSIDIARY
-------------------------------------------------------------------------------
American Savings Bank, F.S.B. and subsidiaries
Selected consolidated financial information


INCOME STATEMENT DATA

Years ended December 31                        1996          1995          1994
-------------------------------------------------------------------------------
(in thousands)
Interest income.........................   $255,714    $  236,694    $  203,373
Interest expense........................    153,664       142,705       103,906
-------------------------------------------------------------------------------
Net interest income.....................    102,050        93,989        99,467
Provision for loan losses...............     (7,631)       (4,887)       (3,983)
Other income............................     15,688        17,922        12,152
Operating, administrative and general
 expenses...............................    (83,886)      (66,980)      (65,111)
-------------------------------------------------------------------------------
Operating income........................     26,221        40,044        42,525
Income taxes............................     11,253        16,765        17,760
-------------------------------------------------------------------------------
Net income..............................   $ 14,968    $   23,279    $   24,765
===============================================================================


BALANCE SHEET DATA
December 31                                                  1996          1995
-------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents..............................     $   93,905    $  129,678
Held-to-maturity investment securities............         37,518        34,720
Held-to-maturity mortgage-backed securities.......      1,340,073     1,444,832
Loans receivable, net.............................      2,002,028     1,687,801
Other.............................................         80,128        75,150
Goodwill and other intangibles....................         37,035        41,245
-------------------------------------------------------------------------------
                                                       $3,590,687    $3,413,426
===============================================================================
LIABILITIES AND EQUITY
Deposit liabilities...............................     $2,150,370    $2,223,755
Securities sold under agreements to repurchase....        479,742       412,521
Advances from Federal Home Loan Bank..............        684,274       501,274
Other.............................................         54,251        57,973
-------------------------------------------------------------------------------
                                                        3,368,637     3,195,523
Common stock equity...............................        222,050       217,903
-------------------------------------------------------------------------------
                                                       $3,590,687    $3,413,426
===============================================================================

DEPOSIT-INSURANCE PREMIUMS AND REGULATORY DEVELOPMENTS. The deposit accounts of ASB and other thrifts are insured by the Savings Association Insurance Fund
(SAIF). The deposit accounts of commercial banks are insured by the bank insurance fund (BIF). The SAIF and BIF are administered by the Federal Deposit Insurance Corporation (FDIC).

  On September 30, 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996 (Funds Act), which required the FDIC to impose a one-time special assessment on SAIF members in an amount sufficient to increase the SAIF reserve ratio to 1.25% of aggregate insured deposits as of October 1, 1996. In addition, effective January 1, 1997, the Funds Act provided that the assessment base for raising funds to pay interest on obligations issued by the Financing Corporation (FICO) is to be expanded to include the deposits of banks as well as thrifts. The provisions of the Funds Act should enable SAIF institutions to achieve, over time, parity with BIF institutions in the schedules of the premiums to be paid for deposit insurance coverage and to fund FICO interest obligations.

  In October 1996, the FDIC set the one-time special assessment for SAIF deposits at 65.7 cents per $100 of deposits, to be applied against insured deposits held by SAIF institutions as of March 31, 1995. ASB's special assessment was $8.3 million after tax, and was accrued in September 1996. In December 1996, the FDIC adopted a risk-based assessment schedule for SAIF institutions, effective January 1, 1997, that was identical to the existing base rate schedule for BIF institutions: zero to 27 cents per $100 of deposits. Added to this base rate schedule through 1999 will be the assessment to fund the FICO's interest obligations of 6.48 cents per $100 of deposits for SAIF institutions and 1.3 cents per $100 of deposits for BIF institutions (subject to quarterly adjustment). By law, the FICO rate on BIF-assessable deposits must be one-fifth the rate on SAIF-assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first, at which time the FICO interest obligation for both banks and thrifts should thereafter be identical, at a currently estimated rate of 2.4 cents per $100 of deposits.

  As a "well-capitalized" thrift, ASB's base deposit insurance premium effective January 1, 1997 is zero and its assessment for funding FICO interest payments is
6.48 cents per $100 of deposits, compared to its payments through the third quarter of 1996 calculated at 23 cents per $100 of deposits.

  The Funds Act provides that the SAIF and BIF will be merged into the Deposit Insurance Fund by January 1, 1999, but only if no insured depository institution is a thrift on that date. The Funds Act leaves to subsequent legislation, however, the manner in which thrift charters might be eliminated in favor of a bank or some other form of charter. Certain of the legislative proposals advanced to address this issue, if adopted, could have a material adverse effect on the Company. For example, if thrift charters are eliminated and ASB obtains a bank charter, HEI and its subsidiaries might become subject to the restrictions on the permissible activities of a bank holding company. While certain of the proposals that have been advanced would grandfather the activities of existing savings and loan holding companies such as HEI, management cannot predict whether or in what form any of these proposals might ultimately be adopted or the extent to which the business of HEI or ASB might be affected.

INVESTMENT AND MORTGAGE-BACKED SECURITIES. The carrying value and estimated market value of investment and mortgage-backed securities were summarized as follows:

December 31                                        1996                                                1995
-----------------------------------------------------------------------------------------------------------------------------------
                                           Gross         Gross      Estimated                   Gross         Gross      Estimated
                             Carrying    unrealized   unrealized      market      Carrying    unrealized   unrealized      market
                              value        gains        losses        value        value        gains        losses        value
-----------------------------------------------------------------------------------------------------------------------------------

(in thousands)

Investment securities-
    Stock in FHLB
    of Seattle...........   $   37,518   $       --   $       --    $   37,518    $  34,720    $    --      $      --    $   34,720

Mortgage-backed
    securities:
       Private-issue.....      605,477        4,004       (5,320)      604,161      744,200        3,947       (4,978)      743,169
       FHLMC.............      134,720          920         (476)      135,164      143,514        2,617         (118)      146,013
       GNMA..............       64,732          990       (1,201)       64,521       74,436        1,367         (585)       75,218
       FNMA..............      535,144        3,028      (12,208)      525,964      482,682        6,938       (3,649)      485,971
-----------------------------------------------------------------------------------------------------------------------------------
                             1,340,073        8,942      (19,205)    1,329,810    1,444,832       14,869       (9,330)    1,450,371
-----------------------------------------------------------------------------------------------------------------------------------
                            $1,377,591       $8,942     $(19,205)   $1,367,328   $1,479,552      $14,869      $(9,330)   $1,485,091
===================================================================================================================================

ASB has private-issue mortgage-backed securities and mortgage-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association
(FNMA). All such mortgage-backed securities as of December 31, 1996 are classified as held-to-maturity securities.

  Contractual maturities are not presented for ASB's mortgage-backed securities held for investment because these securities are not due at a single maturity date.

  The weighted average interest rate for mortgage-backed securities at December 31, 1996 and 1995 was 6.98% and 6.87%, respectively.

  Mortgage-backed securities with a carrying value of approximately $818 million and $711 million at December 31, 1996 and 1995, respectively, were pledged as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the FHLB of Seattle. At December 31, 1996 and 1995, mortgage-backed securities sold under agreements to repurchase had a carrying value of $523 million and $442 million, respectively.

  ASB did not sell mortgage-backed securities or other securities held for investment in 1996, 1995 or 1994.

  In November 1995, the FASB issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In connection with the guidance provided in the special report, the FASB indicated that an enterprise may reassess the appropriateness of the classifications of all securities held at that time and account for any resulting reclassifications at fair value in accordance with the requirements of SFAS No. 115. Such reclassifications were required to occur no later than December 31, 1995. The guidance indicated that reclassifications from the held-to-maturity category that resulted from this one-time reassessment would not call into question the intent of an enterprise to hold other debt securities to
maturity in the future.   In accordance with the implementation guidance
provided in the special report, ASB transferred approximately $50 million of mortgage-backed securities previously classified as held-to-maturity securities to trading account securities on November 28, 1995.

  In 1996, there were no proceeds from the sale of trading account securities. In 1995, proceeds from the sale of trading account securities (transferred from mortgage-backed securities classified as held-to-maturity) were approximately $53 million, resulting in a net gain of $3.9 million. In 1994, proceeds from the sale of trading securities were approximately $59 million resulting in a net loss of $2.0 million.

LOANS RECEIVABLE. Loans receivable consisted of the following:

December 31                                   1996          1995
-------------------------------------------------------------------
(in thousands)
Real estate loans
  Conventional..........................   $1,800,365    $1,495,955
  Construction and development..........       29,964        29,650
-------------------------------------------------------------------
                                            1,830,329     1,525,605
Loans secured by savings deposits.......       15,441        15,688
Consumer loans..........................      192,315       170,743
Commercial loans........................       18,548        20,560
-------------------------------------------------------------------
                                            2,056,633     1,732,596
Undisbursed portion of loans in process.      (17,618)      (16,597)
Deferred fees and discounts, including
 net purchase accounting discounts......      (17,782)      (15,282)
Allowance for loan losses...............      (19,205)      (12,916)
-------------------------------------------------------------------
                                           $2,002,028    $1,687,801
===================================================================

At December 31, 1996 and 1995, the weighted average interest rate for loans receivable was 8.10% and 8.23%, respectively.

  At December 31, 1996, loans with an amortized cost of approximately $131.3 million were pledged as collateral to secure advances from the FHLB of Seattle.

  At December 31, 1996, impaired loans were $33 million and consisted of $20 million of income property loans and $13 million of residential real estate loans for properties of one to four units. At December 31, 1995, impaired loans approximated $17 million, of which $14 million related to income property loans and $3 million related to residential loans. The average balances of impaired loans during 1996 and 1995 were $20 million and $18 million, respectively.

  At December 31, 1996 and 1995, nonaccrual and renegotiated loans were $50 million and $28 million, respectively.

  ASB services real estate loans ($626 million, $697 million and $327 million at December 31, 1996, 1995 and 1994, respectively) which are not included in the accompanying consolidated financial statements. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

  Mortgage loan commitments of approximately $22 million are not reflected in the consolidated balance sheet as of December 31, 1996. Of such commitments, $5 million were for variable-rate mortgage loans and $17 million were for fixed-rate mortgage loans.

ALLOWANCE FOR LOAN LOSSES. For 1996, 1995 and 1994, net charge-offs amounted to $1.3 million, $0.8 million and $0.5 million, respectively. For 1996, 1995 and 1994, the ratio of net charge-offs to average loans outstanding was 0.07%, 0.04% and 0.03%, respectively. At December 31, 1996 and 1995, the allowance for loan losses for impaired loans was $4.8 million and $1.7 million, respectively. For 1996, there were no net charge-offs for impaired loans.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. At December 31, 1996 and 1995, ASB had real estate acquired in settlement of loans of $2.6 million and $2.7 million, respectively.

DEPOSIT LIABILITIES.  Deposit liabilities consisted of the following:

December 31                          1996                     1995
---------------------------------------------------------------------------
                            Weighted                 Weighted
                             average                  average
                              rate        Amount       rate        Amount
---------------------------------------------------------------------------
(dollars in thousands)
Commercial checking......        -- %   $   25,436        -- %   $   22,535
Other checking...........       1.39       253,263       1.88       253,669
Passbook.................       2.98       913,616       3.49       919,211
Money market.............       3.67        65,026       3.71        64,783
Term certificates........       5.42       893,029       5.86       963,557
---------------------------------------------------------------------------
                                3.79%   $2,150,370       4.30%   $2,223,755
===========================================================================

At December 31, 1996 and 1995, deposit accounts of $100,000 or more totaled $468 million and $457 million, respectively.

  The approximate amounts of term certificates outstanding at December 31, 1996 with scheduled maturities for 1997 through 2001 were $517 million in 1997, $273 million in 1998, $25 million in 1999, $14 million in 2000 and $7 million in 2001.

  Interest expense on savings deposits by type of deposit was as follows:

Years ended December 31         1996      1995      1994
----------------------------------------------------------
(in thousands)
Interest-bearing checking...   $ 4,337   $ 5,535   $ 5,997
Passbook....................    31,401    34,039    42,624
Money market................     2,296     2,287     2,670
Term certificates...........    53,130    47,435    25,218
----------------------------------------------------------
                               $91,164   $89,296   $76,509
==========================================================

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. At December 31, 1996, securities sold under agreements to repurchase consisted of mortgage-backed securities sold under fixed-coupon agreements. The FHLMC, GNMA and FNMA mortgage-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. The remaining securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The carrying value of securities underlying the agreements remained in ASB's asset accounts and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheet. At December 31, 1996 and 1995, approximately $480 million and $413 million, respectively, of agreements to repurchase identical securities were outstanding. At December 31, 1996 and 1995, the weighted average rate on securities sold under agreements to repurchase was 5.50% and 5.84%, respectively, and the weighted average remaining days to maturity was 92 days and 164 days, respectively. During 1996, 1995 and 1994, securities sold under agreements to repurchase averaged $463 million, $277 million and $21 million, respectively, and the maximum amount outstanding at any month-end was $480 million, $413 million and $123 million, respectively.

  At December 31, 1996, securities sold under agreements to repurchase were summarized as follows:

                                                          Collateralized by
                                                     mortgage-backed securities
                                                 -------------------------------
                                         Weighted    Carrying value,
                            Repurchase    average       including        Market
Maturity                    liability      rate      accrued interest    value
--------------------------------------------------------------------------------
(dollars in thousands)
1 to 29 days                  $113,708       5.37%           $123,391   $120,291
30 to 90 days                   96,624       5.52             107,807    103,253
Over 90 days                   269,410       5.55             294,323    288,055
--------------------------------------------------------------------------------
                              $479,742       5.50%           $525,521   $511,599
================================================================================

ADVANCES FROM FEDERAL HOME LOAN BANK. Advances from the FHLB of Seattle, secured by mortgage-backed securities and stock in the FHLB of Seattle, were summarized as follows:

December 31                           1996                       1995
-------------------------------------------------------------------------------
                              Weighted                   Weighted
                            average rate     Amount    average rate     Amount
-------------------------------------------------------------------------------
(dollars in thousands)
Due in
1996.....................             na          na           6.81%   $206,060
1997.....................           5.98%   $227,300           5.77      94,800
1998.....................           5.69     105,093           4.96      36,393
1999.....................           5.54      32,800           4.98      20,300
2000.....................           5.90      28,260           5.27      15,400
2001.....................           6.97      65,000           6.97      15,000
Thereafter...............           7.22     225,821           7.50     113,321
-------------------------------------------------------------------------------
                                    6.42%   $684,274           6.52%   $501,274
===============================================================================
na  Not applicable.

As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 5% of the amount of its savings accounts and other obligations due within one year.

COMMON STOCK EQUITY. As of December 31, 1996, ASB was in compliance with the minimum capital requirements under the Office of Thrift Supervision Regulations.

MANAGEMENT SERVICES FEES. HEI'S expenses allocated to the savings bank segment for general management and administrative services totaled $0.8 million in each year from 1994 through 1996.

5 . REAL ESTATE SUBSIDIARY
--------------------------------------------------------------------------------
MPC engages in real estate development activities, both directly and through joint ventures. MPC's real estate development investments in residential projects are targeted for Hawaii's owner-occupant market. MPC's subsidiaries are currently involved in the active development of four residential projects on the islands of Oahu, Maui and Hawaii.

  Residential development generally requires a long lead time to obtain necessary zoning changes, building permits and other required approvals. MPC's projects are subject to the usual risks of real estate development, including fluctuations in interest rates, the receipt of timely and appropriate state and local zoning and other necessary approvals, possible cost overruns and construction delays, adverse changes in general commerce and local market conditions, compliance with applicable environmental and other regulations, and potential competition from other new projects and resales of existing residences.

  MPC and its subsidiaries' total real estate project inventory, equity investment in real estate joint ventures and loans and advances to unconsolidated joint ventures or joint venture partners totaled $46 million and $50 million at December 31, 1996 and 1995, respectively. The amounts MPC will ultimately realize relative to these real estate investments could differ materially from the recorded amounts as of December 31, 1996.

RELATED PARTY TRANSACTIONS. Two joint ventures involve partnerships in which a director of HEI has significant interests. Another joint venture involves a corporate partner in which the family of an HEI officer has a significant interest. Investments in joint ventures with related parties totaled $12 million and $13 million, respectively, at December 31, 1996 and 1995.

COMMITMENTS AND CONTINGENCIES. At December 31, 1996, MPC or its subsidiaries had issued (i) guarantees under which they were jointly and severally contingently liable with their joint venture partners for $2.1 million of outstanding loans and (ii) payment guarantees under which MPC or its subsidiaries were severally contingently liable for $5.8 million of outstanding loans and $3.2 million of additional undrawn loan facilities. All such loans are collateralized by real property. At December 31, 1996, HEI had agreed with the lenders of construction loans and loan facilities, of which approximately
$8.8 million was outstanding and $3.9 million was undrawn, that it will maintain ownership of 100% of the stock of MPC and that it intends, subject to good and prudent business practices, to keep MPC financially sound and responsible to meet its obligations as guarantor.

6 . OTHER INVESTMENTS
--------------------------------------------------------------------------------
Other investments, which have no ready market, consisted of the following:

December 31                                 1996      1995
------------------------------------------------------------

(in thousands)
Leveraged leases (see Note 7)...........   $54,869   $53,379
Real estate joint venture interests.....    12,032    12,666
Other...................................     5,708     8,280
------------------------------------------------------------
                                           $72,609   $74,325
============================================================

Realized gains and losses from the sale and writedown of other investments were not material in 1996, 1995 or 1994.

7 . INVESTMENT IN LEVERAGED LEASES
--------------------------------------------------------------------------------
HEIIC owns commercial buildings which are subject to several leveraged lease agreements entered into in 1987. The initial lease terms expire in 2009 and 2010, after which the lessees have options to renew the leases at fixed rentals for additional periods of up to 28 years. The buildings revert back to HEIIC at the end of the last renewal term if not purchased by the lessees.

  HEIIC also has a 15% ownership interest in an 818-MW coal-fired generating unit, which is subject to a leveraged lease agreement entered into in 1985 and expiring in 2013. The lessee has options to renew the lease at fixed rentals for at least 8.5 additional years, and thereafter at fair market rentals.

  In 1995, HEIIC sold one commercial building to a lessee pursuant to the provisions of the leveraged lease agreement and recorded a net loss of $1.3 million on the sale.

  HEIIC's net investment in leveraged leases was as follows:

December 31                                  1996        1995
---------------------------------------------------------------
(in thousands)
Rentals receivable, net of principal
 and interest on nonrecourse debt.......   $ 54,763    $ 57,732
Estimated residual value of leased
 assets.................................     33,062      33,062
Less unearned income....................    (32,956)    (37,415)
---------------------------------------------------------------
Investment in leveraged leases..........     54,869      53,379
Less deferred income taxes arising from
 leveraged leases.......................    (45,592)    (44,952)
---------------------------------------------------------------
                                           $  9,277    $  8,427
===============================================================

8 . REGULATORY ASSETS
--------------------------------------------------------------------------------
In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. An enterprise's operations or a portion of its operations can cease to meet the criteria for various reasons, including a change in the method of regulation or a change in the competitive environment for regulated services. When an enterprise's operations or a portion of its operations cease to meet the criteria, it should discontinue application of SFAS No. 71 and write off any regulatory assets and liabilities for those operations that no longer meet the requirements of SFAS No. 71. Management believes HECO and its subsidiaries' and YB's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result.

  Regulatory assets at December 31, 1996 and 1995 included the following deferred costs:

December 31                                  1996      1995
-------------------------------------------------------------

(in thousands)
Income taxes............................   $ 41,023   $31,772
Postretirement benefits other than
 pensions...............................     30,981    32,917
Integrated resource planning costs......      7,354     9,425
Vacation earned, but not yet taken......      6,392     6,236
Unamortized debt expense on retired
 issuances..............................      6,207     6,860
Preliminary plant costs on suspended
 project................................      5,759     5,759
Other...................................      3,088     6,724
-------------------------------------------------------------
                                           $100,804   $99,693
=============================================================

In 1995, HECO applied to the PUC for recovery of the preliminary plant costs on a suspended project.

9 . SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------
Short-term borrowings at December 31, 1996 and 1995 had a weighted average interest rate of 5.9% and 6.2%, respectively, and consisted of commercial paper and bank loans.

  At December 31, 1996 and 1995, HEI maintained bank lines of credit which totaled $90 million and $55 million, respectively, and HECO maintained bank lines of credit which totaled $170 million and $145 million, respectively. In January 1997, HECO decreased its bank lines of credits to $140 million. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 1996 or 1995.

10 . LONG-TERM DEBT
--------------------------------------------------------------------------------
Long-term debt consisted of the following:

December 31                                  1996        1995
---------------------------------------------------------------
(dollars in thousands)
First mortgage bonds
  5.75%, due in 1997....................   $ 13,000    $ 13,000
  7.63-7.88%, due in various years
    through 2003........................     22,000      22,000
---------------------------------------------------------------
                                             35,000      35,000
---------------------------------------------------------------
Obligations to the State of Hawaii for
 the repayment of special purpose
 revenue bonds issued on behalf of
 electric utility subsidiaries
  6.88% refunding series 1987, due 2012.     57,500      57,500
  7.20% series 1984, due 2014...........     11,400      11,400
  7.63% series 1988, due 2018...........     50,000      50,000
  7.35-7.60% series 1990, due 2020......    100,000     100,000
  6.55% series 1992, due 2022...........     60,000      60,000
  5.45% series 1993, due 2023...........    100,000     100,000
  6.60% series 1995A, due 2025..........     47,000      47,000
  6.20% series 1996A, due 2026..........     75,000          --
  5.88% series 1996B, due 2026..........     50,000          --
---------------------------------------------------------------
                                            550,900     425,900
Less funds on deposit with trustees.....     (9,132)       (943)
Less unamortized discount...............     (4,542)     (2,748)
---------------------------------------------------------------
                                            537,226     422,209
---------------------------------------------------------------
Promissory notes
  4.85-5.83%, due in various years
   through 1998.........................     30,000      60,000
  6.26-7.59%, due in various years
   through 2006.........................    127,000     143,000
  8.20-9.85%, due in various years
   through 2011.........................     37,900      55,300
  Variable rate (5.95% at December 31,
   1996), due 1999......................     35,000      35,000
  Variable rate (9.75% at December 31,
   1996), due 2001......................      7,954       7,954
---------------------------------------------------------------
                                            237,854     301,254
---------------------------------------------------------------
                                           $810,080    $758,463
===============================================================

The first mortgage bonds are secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective electric utility subsidiaries.

  At December 31, 1996, the aggregate principal payments required on long-term debt for 1997 through 2001 are $65 million in 1997, $32 million in 1998, $42 million in 1999, $12 million in 2000 and $32 million in 2001.

11. SUBSEQUENT EVENT
--------------------------------------------------------------------------------
ISSUANCE OF COMPANY-OBLIGATED TRUST PREFERRED SECURITIES. In February 1997, Hawaiian Electric Industries Capital Trust I (the Trust), a grantor trust, issued and sold, in an underwritten registered public offering, 4 million 8.36% Company-obligated preferred securities (trust preferred securities), representing preferred undivided beneficial ownership interests in the assets of the Trust. HEI owns 100% of the common securities of the Trust. The Trust utilized the proceeds from the issuance of the trust preferred securities
($100 million) to purchase the limited partner interests in HEI Preferred Funding, LP (the Partnership). Substantially all of the proceeds from the sale of the limited partner interests were used by the Partnership to purchase 8.36% junior subordinated debentures of HEI and HEIDI due in 2017. Hycap Management, Inc. (Hycap), a wholly owned subsidiary of HEI, is the sole general partner of the Partnership. The limited partner interests in the Partnership are the sole assets of the trust. HEI and HEIDI's junior subordinated debentures represent substantially all the assets of the Partnership. In connection with these transactions, HEI issued subordinated guarantees relating to the performance of certain obligations by the Trust, the Partnership and HEIDI. HEI's obligations under the agreements related to the issuances of such securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by HEI of the Trust's obligations relating to the trust preferred securities. The debentures issued by HEI and HEIDI to the Partnership, the interests in the Partnership, HEI's investment in Hycap and the common securities of the Trust owned by HEI will be eliminated in the Company's consolidated balance sheets. The securities will be described in the Company's consolidated balance sheets as "Company-obligated trust preferred securities."

12. COMMON STOCK
--------------------------------------------------------------------------------
Changes to common stock were as follows:

                                          1996                   1995                 1994
------------------------------------------------------------------------------------------------
                                               Common               Common               Common
                                   Shares       stock     Shares     stock     Shares     stock
------------------------------------------------------------------------------------------------

(in thousands)
Balance, January 1.............      29,773   $585,387    28,655   $546,254    27,675   $514,710
Issuance of common stock
  Dividend reinvestment and
    stock purchase plan........         822     28,718       786     27,892       869     28,087
  Retirement savings and
    other plans................         258      9,161       332     11,324       111      3,605
Expenses and other.............          --       (321)       --        (83)       --       (148)
------------------------------------------------------------------------------------------------
Balance, December 31...........      30,853   $622,945    29,773   $585,387    28,655   $546,254
================================================================================================

At December 31, 1996, the Company had reserved a total of 8.8 million shares of common stock for future issuance under the HEI Dividend Reinvestment and Stock Purchase Plan, the Hawaiian Electric Industries Retirement Savings Plan, the 1987 Stock Option and Incentive Plan and other plans.

13. INTEREST EXPENSE
--------------------------------------------------------------------------------
Interest expense by segment (including amounts capitalized as allowance for borrowed funds used during construction and excluding interest on nonrecourse debt on leveraged leases) was as follows:

Years ended December 31                      1996        1995        1994
---------------------------------------------------------------------------
(in thousands)
Electric utility........................   $ 47,451    $ 44,377    $ 37,340
Other...................................     18,381      18,483      16,688
---------------------------------------------------------------------------
                                             65,832      62,860      54,028
Savings bank............................    153,664     142,705     103,906
---------------------------------------------------------------------------
                                           $219,496    $205,565    $157,934
===========================================================================

14. INCOME TAXES
--------------------------------------------------------------------------------
The components of income taxes were as follows:

Years ended December 31                        1996        1995        1994
---------------------------------------------------------------------------
(in thousands)
Federal
  Current...............................   $ 49,022    $ 39,187    $ 40,798
  Deferred..............................      2,020       8,352       4,665
  Deferred tax credits, net.............        (98)        (34)       (278)
---------------------------------------------------------------------------
                                             50,944      47,505      45,185
---------------------------------------------------------------------------

State
  Current...............................       (334)      3,893       3,060
  Deferred..............................        582       1,596       1,218
  Deferred tax credits, net.............      3,638       2,746       3,556
---------------------------------------------------------------------------
                                              3,886       8,235       7,834
---------------------------------------------------------------------------
                                           $ 54,830    $ 55,740    $ 53,019
===========================================================================

A reconciliation of the amount of income taxes computed at the federal statutory rate of 35% to the amount provided in the Company's consolidated statements of income was as follows:

Years ended December 31                     1996       1995       1994
------------------------------------------------------------------------
(in thousands)
Amount at the federal statutory income
 tax rate...............................   $46,721   $ 46,632   $ 44,117
State income taxes, net of effect on
 federal income taxes...................     2,525      5,353      5,092
Preferred stock dividends of electric
 utility subsidiaries...................     2,285      2,410      2,507
Other, net..............................     3,299      1,345      1,303
------------------------------------------------------------------------
                                           $54,830   $ 55,740   $ 53,019
========================================================================

The tax effects of temporary differences which give rise to deferred tax assets and liabilities were as follows:

December 31                                              1996       1995
------------------------------------------------------------------------
(in thousands)
Deferred tax assets
   Property, plant and equipment........             $ 10,283   $  8,670
   Contributions in aid of construction
    and customer advances...............               55,305     53,709
   Other................................               31,239     31,816
------------------------------------------------------------------------
                                                       96,827     94,195
------------------------------------------------------------------------

Deferred tax liabilities
   Property, plant and equipment........              175,823    171,205
   Leveraged leases.....................               45,592     44,952
   Regulatory assets....................               15,984     11,966
   Other................................               45,037     48,173
------------------------------------------------------------------------
                                                      282,436    276,296
------------------------------------------------------------------------
Net deferred income tax liability.......             $185,609   $182,101
========================================================================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

  Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. There was no valuation allowance provided for deferred tax assets at December 31, 1996 or 1995.

15. CASH FLOWS
--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION. In 1996, 1995 and 1994, cash paid for interest (including interest paid by the savings bank, but excluding interest paid on nonrecourse debt on leveraged leases), net of capitalized amounts which were not material, amounted to $214 million, $196 million and $154 million, respectively. In 1996, 1995 and 1994, cash paid for interest on nonrecourse debt on leveraged leases amounted to $8 million, $9 million and $9 million, respectively.

  In 1996, 1995 and 1994, cash paid for income taxes amounted to $40 million, $44 million and $47 million, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES.  In 1995, ASB received
$409 million in mortgage-backed securities in exchange for loans and ASB transferred $50 million of mortgage-backed securities from held-to-maturity securities to trading account securities.

  Common stock dividends reinvested by shareholders in HEI common stock in noncash transactions amounted to $18 million, $20 million and $18 million in 1996, 1995 and 1994, respectively.

  The estimated fair value of noncash contributions in aid of construction received by the electric utility subsidiaries in 1996, 1995 and 1994 amounted to $5 million, $11 million and $6 million, respectively.

  The allowance for equity funds used during construction, which was capitalized as part of the cost of electric utility plant, amounted to $12 million, $10 million and $9 million in 1996, 1995 and 1994, respectively.

  In 1994, a consolidated real estate joint venture, in which the Company has a controlling interest, closed on an option to purchase approximately 147 acres of land. Of the total land purchase price of $10 million, the joint venture issued mortgage notes payable of $8 million in noncash consideration.

16. STOCK OPTION AND INCENTIVE PLAN
--------------------------------------------------------------------------------
Under the 1987 Stock Option and Incentive Plan, as amended, an aggregate of 2,650,000 shares of common stock may be issued to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents. Only nonqualified stock options have been granted to date. For the nonqualified stock options, the exercise price of each option generally equals the market price of the Company's stock on or near the date of grant. Options generally become exercisable in installments of 25% each year for four years, and expire, if not exercised ten years from the date of the grant. Certain options include dividend equivalents over the four-year vesting period.

  The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock-based compensation awards. The compensation cost that has been charged against income for the nonqualified stock options and dividend equivalents amounted to $0.7 million for each of 1996, 1995 and 1994. As of January 1, 1996, the Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." If the accounting provisions of SFAS No. 123 had been adopted, the effect on 1995 and 1996 net income would have been immaterial. Further, based on current and anticipated use of stock-based compensation, it is expected that the impact of SFAS No. 123's accounting provisions would not be material in any future period.

  Information about the Company's stock option plan was summarized as follows:

                                              1996                   1995                    1994
---------------------------------------------------------------------------------------------------------
                                                 Weighted-               Weighted-              Weighted-
                                                  average                 average                average
                                                 exercise                exercise               exercise
                                       Shares      price      Shares       price      Shares      price
---------------------------------------------------------------------------------------------------------
Outstanding, January 1                553,083       $36.30    568,333       $36.46   463,458       $37.20
Granted                                80,000        35.83    141,000        32.83   111,500        33.28
Exercised                             (20,208)       33.58   (150,250)       33.72        --           --
Forfeited or expired                   (2,000)       38.27     (6,000)       34.64    (6,625)       34.27
---------------------------------------------------------------------------------------------------------
Outstanding, December 31              610,875       $36.32    553,083       $36.30   568,333       $36.46
=========================================================================================================

Options exercisable, December 31      377,625       $37.45    303,458       $38.02   327,958       $37.25
=========================================================================================================

Weighted average fair values and assumptions used were as follows:

                                              1996          1995
-------------------------------------------------------------------
Weighted-average fair
   value of options granted
   during the year (at grant date)              $8.40         $6.03

Weighted-average assumptions
   used to estimate fair value
      Risk-free interest rate                     6.3%          6.7%
      Expected life                          4.5 years     4.5 years
      Expected volatility                        12.0%         13.7%
      Expected dividend yield                     6.6%          6.4%

At December 31, 1996, unexercised stock options have exercise prices ranging from $32.72 to $41.00 per common share, and a weighted-average remaining contractual life of 6.8 years.

17. RETIREMENT BENEFITS
--------------------------------------------------------------------------------
PENSIONS. The company has several defined benefit pension plans which cover substantially all employees. In general, benefits are based on the employees' years of service and base compensation.

  The funded status of the pension plans and the amounts recognized in the consolidated financial statements were as follows:

December 31                                  1996        1995
---------------------------------------------------------------
(in thousands)
Accumulated benefit obligation
  Vested................................   $398,167    $372,967
  Nonvested.............................     43,397      40,271
---------------------------------------------------------------
                                           $441,564    $413,238
===============================================================
Projected benefit obligation............   $548,144    $515,280
Plan assets at fair value, primarily
 equity securities and fixed income
 investments............................    569,935     505,404
---------------------------------------------------------------
Projected benefit obligation in excess
 of (less than) plan assets.............    (21,791)      9,876
Unrecognized prior service cost.........     (4,422)     (3,158)
Unrecognized net gain...................     41,645       9,708
Unrecognized net transition obligation..    (15,009)    (17,510)
Adjustment required to recognize
 minimum liability......................      1,029         984
---------------------------------------------------------------
Accrued (prepaid) pension liability.....   $  1,452    $   (100)
===============================================================

Plans with an accumulated benefit obligation exceeding plan assets at fair value were not material. For all pension plans at December 31, 1996 and 1995, the assumed discount rate used to measure the projected benefit obligation was 7%.

  Net periodic pension cost included the following components:

Years ended December 31                      1996         1995        1994
----------------------------------------------------------------------------
(in thousands)
Service cost--benefits earned during       $ 19,227    $  14,805    $ 16,834
 the period.............................
Interest cost on projected benefit           35,265       32,929      30,067
 obligation.............................
Actual loss (return) on plan assets.....    (69,640)    (105,674)     11,520
Amortization and deferral, net..........     32,312       70,692     (39,001)
----------------------------------------------------------------------------
                                           $ 17,164    $  12,752    $ 19,420
============================================================================

Of these net periodic pension costs, $13 million, $9 million and $14 million were expensed in 1996, 1995 and 1994, respectively, and the remaining amounts were charged primarily to electric utility plant.

  The expected long-term rate of return on assets was 9% for 1996 and 1995 and 8% for 1994. The assumed rate of increase in future compensation levels was 5% for 1996, 1995 and 1994.

  For most of the plans, the transition obligation (the projected benefit obligation in excess of plan assets at January 1, 1987) is being amortized ratably over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees of HEI, HECO and its subsidiaries, and YB upon their retirement. Health benefits are provided with contributions by retirees toward costs based on their years of service and retirement date. Generally, employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. The Company began funding some of these benefits in December 1994.

  In February 1992, the PUC opened a generic docket to determine whether SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," should be adopted for rate-making purposes. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. In November 1994, the PUC issued a decision and order authorizing recovery of the full cost of postretirement benefits other than pensions effective January 1, 1995. HECO, HELCO, MECO and YB were required to fund the recovered SFAS No. 106 costs. The regulatory asset established from January 1, 1993 through December 31, 1994 for postretirement benefits other than pensions is being amortized ratably over 18 years beginning in 1995 for rate-making and financial reporting purposes. In December 1995, however, the PUC issued a decision and order which did not provide revenue to cover HECO's costs relating to postretirement executive life insurance and HECO and its subsidiaries wrote off the regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.1 million.

  The funded status of the postretirement benefit plans and the amounts recognized in the consolidated financial statements were as follows:

December 31                                   1996       1995
----------------------------------------------------------------
(in thousands)
Accumulated postretirement benefit
  obligation

  Retirees..............................   $  66,249    $  64,460
  Fully eligible active plan
   participants.........................      50,757       45,873
  Other active plan participants........      64,709       59,456
-----------------------------------------------------------------
                                             181,715      169,789
Plan assets at fair value, primarily
  equity securities and fixed
  income investments....................      41,295       24,994
-----------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets...     140,420      144,795
Unrecognized net gain...................          19        3,457
Unrecognized net transition obligation..    (105,259)    (112,101)
-----------------------------------------------------------------
Accrued postretirement benefit liability   $  35,180     $ 36,151
=================================================================

At December 31, 1996 and 1995, the assumed discount rate used to measure the accumulated postretirement benefit obligation was 7%.

  Net periodic postretirement benefit cost included the following components:

Years ended December 31               1996       1995      1994
-----------------------------------------------------------------
(in thousands)
Service cost.....................   $ 6,139    $ 5,283    $ 5,269
Interest cost....................    11,944     11,539     10,066
Actual return on plan assets.....    (3,271)      (997)        --
Amortization and deferral, net...     7,019      6,959      6,734
-----------------------------------------------------------------
                                    $21,831    $22,784    $22,069
=================================================================

Of the net periodic postretirement benefit costs, $16 million, $17 million and $3 million were expensed in 1996, 1995 and 1994, respectively, and the remaining amounts were charged primarily to electric utility plant in 1996 and 1995 and to regulatory assets, electric utility plant and other accounts in 1994.

  For 1996 and 1995, the expected long-term rate of return on assets for trusts which were not subject to income taxes was 9%. At December 31, 1996 and 1995, trusts holding plan assets with a fair value of $2.7 million and $6.1 million, respectively, were subject to income taxes at a rate of 45%. The after-tax expected long-term rate of return on these plan assets was 6% for 1996 and 1995. For 1996, 1995 and 1994, the assumed rate of increase in future compensation levels was 5%.

  At December 31, 1996, the assumed health care trend rates for 1997 and future years were as follows: medical, 6.5%; dental, 5.0%; and vision, 4.0%. The health care cost trend rate assumption can have a significant effect on the amounts reported. For example, a 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation at December 31, 1996 by approximately $25 million and the service and interest costs for 1996 by approximately $3 million.

  The transition obligation (the accumulated postretirement benefit obligation at January 1, 1993) is being amortized ratably over 20 years beginning in 1993.

18. REGULATORY RESTRICTIONS ON NET ASSETS
--------------------------------------------------------------------------------
At December 31, 1996, net assets (assets less liabilities) of approximately
$593 million were not available for transfer to HEI from its subsidiaries in the form of dividends, loans or advances without regulatory approval. However, HEI expects that the regulatory restrictions will not materially affect the operations of the Company nor its ability to pay dividends on its common stock.

19. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------
Substantially all of the Company's business activity is with customers located in the State of Hawaii. Most of the financial instruments reflected on the consolidated balance sheets are based in the State of Hawaii, except for the mortgage-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii. ASB's policy is to require mortgage insurance on all real estate loans with a loan to appraisal ratio in excess of 80%.

  At December 31, 1996, ASB's private-issue mortgage-backed securities represented whole or participating interests in pools of first mortgage loans collateralized by real estate in the continental U. S., and approximately 70% of the portfolio was collateralized by real estate in California. At December 31, 1996, substantially all private-issue mortgage-backed securities were rated investment grade by various securities rating agencies.

20 . DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

The Hawaiian Insurance & Guaranty Company, Limited (HIG) and its subsidiaries (collectively, the HIG Group) are property and casualty insurance companies. HEIDI was the holder of record of all the common stock of HIG until August 16, 1994. In December 1992, due to a significant increase in the estimate of policyholder claims from Hurricane Iniki, the HEI Board of Directors concluded it would not contribute additional capital to HIG and the remaining investment in the HIG Group was written off. On December 24, 1992, a formal rehabilitation order vested full control over the HIG Group in the Insurance Commissioner of the State of Hawaii (the Rehabilitator) and her deputies.

  On April 12, 1993, the Rehabilitator, the HIG Group and others filed a complaint against HEI, HEIDI and others. The complaint, which was subsequently amended, set forth several separate counts, including claims that directors and officers of HEI, HEIDI and the HIG Group were responsible for the losses suffered by the HIG Group and claims that HEI and/or HEIDI should be held liable for HIG's obligations. The lawsuit was settled in 1994 and $32 million was disbursed to the Rehabilitator. In exchange, all the plaintiffs released their claims against HEI, its affiliates and their past and present officers and directors.

  The $32 million settlement amount, less income tax benefits and certain amounts recognized in previously established reserves, resulted in a $15 million after-tax charge to discontinued operations in 1993. HEI and HEIDI are seeking reimbursement for the settlement and defense costs from their insurance carriers. One of the insurance carriers filed a declaratory relief action in the U.S. District Court for Hawaii seeking resolution of insurance coverage and other policy issues, and HEI and HEIDI filed counterclaims. In 1995 and 1996, the District Court ruled on several motions and cross-motions. Some parts of the decisions were favorable to HEI and HEIDI, and others were unfavorable. A trial date has been set for November 18, 1997. Recoveries from HEI's insurance carriers, if any, will be recognized when realized.

21 . FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS. The carrying amount approximates fair value because of the short maturity of these instruments.

INVESTMENT AND MORTGAGE-BACKED SECURITIES. Fair value is based on quoted market prices or dealer quotes.

LOANS RECEIVABLE. For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities.

DEPOSIT LIABILITIES. Under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS. The carrying amount approximates fair value because of the short maturity of these instruments.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. Current dealer quotes for securities sold under agreements to repurchase with similar terms and remaining maturities are used to estimate fair value.

ADVANCES FROM FEDERAL HOME LOAN BANK AND LONG-TERM DEBT. Fair value is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same or similar remaining maturities.

PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES SUBJECT TO MANDATORY REDEMPTION. There are no quoted market prices for the electric utility subsidiaries' preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

  The estimated fair values of certain of the Company's financial instruments were as follows:

December 31                                                        1996                            1995
-------------------------------------------------------------------------------------------------------------------
                                                        Carrying          Estimated       Carrying       Estimated
                                                          amount          fair value       amount       fair value
-------------------------------------------------------------------------------------------------------------------
(in thousands)
FINANCIAL ASSETS
  Cash and equivalents.......................            $   97,417         $   97,417     $  130,833    $  130,833
  Investment and mortgage-backed securities..             1,377,591          1,367,328      1,479,552     1,485,091
  Other investments for which it is not
     practicable to estimate
     fair value /1/..........................                 5,708                 na          8,280            na
  Loans receivable, net......................             2,002,028          2,054,036      1,687,801     1,757,840
FINANCIAL LIABILITIES
  Deposit liabilities.......................              2,150,370          2,148,561      2,223,755     2,228,938
  Short-term borrowings.....................                216,543            216,543        181,825       181,825
  Securities sold under
    agreements to repurchase................                 479,742           476,338        412,521       408,046
  Advances from Federal Home
  Loan Bank.................................                 684,274           688,597        501,274       511,289
  Long-term debt............................                 810,080           819,935        758,463       773,212
PREFERRED STOCK OF ELECTRIC UTILITY
  SUBSIDIARIES SUBJECT TO MANDATORY
  REDEMPTION................................                  38,955            41,086         41,750        43,737
OFF-BALANCE SHEET
  Commitments to extend credit /2/
  Financial guarantees written  /3/
--------------------------------------------------------------------------------

/1/ At December 31, 1996 and 1995, the other investments for which it is not practicable to estimate fair value consists primarily of an investment representing approximately 10% of the issued common stock of an untraded company; that investment had a carrying value of $4.9 million and $5.0 million at December 31, 1996 and 1995, respectively. At December 31, 1995, the total assets reported by this company were $50 million and the common stockholders' equity was $48 million. For 1995, revenues were $1.3 million, net realized and unrealized gain on investments was $1.2 million and net income was $0.3 million.
/2/ At December 31, 1996 and 1995, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the consolidated financial statements of the Company.
/3/ At December 31, 1996 and 1995, MPC or its subsidiaries had issued guarantees of loans with outstanding balances of $7.9 million and $7.6 million, respectively. All such loans are collateralized by real property. These guarantees relate to borrowings from third parties which bear interest at rates ranging from prime plus 1.0% to prime plus 2.0%. It is not practicable to estimate the fair value of these guarantees.

na  Not available.



LIMITATIONS. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are provided for certain existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

22. CONTINGENCIES
--------------------------------------------------------------------------------
ENVIRONMENTAL REGULATION. By letters in January and February 1995, the DOH advised HECO, HTB, YB and others that it was conducting an investigation to determine the nature and extent of actual or potential releases of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor and requested information regarding past hazardous substances and oil spills that may have occurred. HECO, HTB and YB provided responses to the DOH letters. The DOH issued letters in December 1995, indicating that it had identified a number of parties, including HECO, HTB and YB, who appear to be either potentially responsible for the contamination and/or operate their facilities upon contaminated land. The DOH met with these identified parties in January 1996 to inform them of its findings and to establish the framework to determine remedial and cleanup requirements. A Technical Workgroup (comprised of certain of the parties identified in the December 1995 DOH letter, including HECO, Chevron U.S.A. Inc., Shell Oil Products Company and others) was formed to conduct independent voluntary investigations relative to this issue.

  Because the process for determining appropriate remedial and cleanup action, if any, is at an early stage, management cannot predict at this time the costs of further site analysis or future remediation and cleanup requirements, nor can it estimate when such costs would be incurred. Certain of the costs incurred may be claimed and covered under insurance policies, but such coverage is not determinable at this time.

23. QUARTERLY INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Selected quarterly information was as follows:

                                                   Quarter ended                  Year Ended
---------------------------------------------------------------------------------
1996                               Mar. 31    Jun. 30      Sep. 30      Dec. 31      Dec. 31
----------------------------------------------------------------------------------------------
(in thousands, except per
 share amounts)
Revenues........................   $326,169   $347,243    $368,158     $369,002     $1,410,572
Operating income................     46,735     51,412      44,743/1/    45,356        188,246/1/
Net income......................     18,869     21,363      17,372/1/    21,054         78,658/1/
Earnings per common share /3/...       0.63       0.71        0.57/1/      0.69           2.60/1/
Dividends per common share......       0.60       0.60        0.60         0.61           2.41
Market price per common share /4/
  High..........................      39.50      35.50       36.00        37.50          39.50
  Low...........................      34.63      33.25       34.00        33.88          33.25

1995
--------------------------------------------------------------------------------------------
(in thousands, except per
  share amounts)
Revenues........................   $306,274   $319,897   $   336,881    $332,872/2/  $1,295,924
Operating income................     44,309     46,070        56,675      40,610/2/     187,664
Net income......................     17,847     18,880        25,151      15,615/2/      77,493
Earnings per common share /3/...       0.62       0.65          0.86        0.53/2/        2.66
Dividends per common share......       0.59       0.59          0.59        0.60           2.37
Market price per common share /4/
  High..........................      34.88      36.75         38.38       39.75          39.75
  Low...........................      32.13      33.38         34.75       37.50          32.13
----------------------------------------------------------------------------------------------

/1/ Amounts reported for the quarter ended September 30, 1996 and the year ended
    December 31, 1996 include the effect of the FDIC special assessment of $13.8 million pretax and $8.3 million after tax.

/2/ Amounts reported for the quarter ended December 31, 1995 include the effect of HECO's accrual for a $10 million refund to customers for the amounts recovered under interim rates in 1995 in excess of final approved rates, with interest.

/3/ The quarterly earnings per common share are based upon the weighted average number of shares of common stock outstanding in each quarter.

/4/ Market prices shown are as reported on the NYSE Composite Tape. The common stock of HEI is traded on the New York and Pacific Stock Exchanges under the symbol HE.


                                                     Directors
                                                     ---------

Robert F. Clarke, 54 (1)                     T. Michael May, 50                       James K. Scott, Ed.D., 45 (4)
President and Chief Executive Officer        President and Chief Executive Officer    President
Hawaiian Electric Industries, Inc.           Hawaiian Electric Company, Inc.          Punahou School
1989                                         1995                                     (private education)
                                                                                      1995
Don E. Carroll, 55 (2, 3)                    Bill D. Mills, 45 (3)
President and Chief Executive Officer        Chairman of the Board and Chief          Oswald K. Stender, 65 (3, 4)
Oceanic Cablevision                          Executive Officer                        Trustee
(cable television broadcasting)              Bill Mills Development and Investment    Kamehameha Schools/Bishop Estate
1996                                         Company, Inc.                            (charitable trust)
                                             (real estate development)                1993
Edwin L. Carter, 71 (1, 3)                   1993
Retired President and                                                                 Kelvin H. Taketa, 42 (2)
Chief Executive Officer                      A. Maurice Myers, 56 (3, 4)              Vice President and Director-
Bishop Trust Company, Ltd.                   President and Chief Executive Officer    Asia Pacific Region
(financial services)                         Yellow Corporation                       The Nature Conservancy
1985                                         (transportation services)                (nonprofit international conservation agency)
                                             1991                                     1993
John D. Field, 71 (2)*
Retired Vice President-Regulatory Affairs    Ruth M. Ono, Ph.D., 61 (2)               Jeffrey N. Watanabe, 54 (1, 4)
GTE Service Corporation                      Vice President                           Partner
(telecommunications services)                The Queen's Health Systems               Watanabe, Ing & Kawashima
1986                                         (hospital and health care services)      (private law firm)
                                             1987                                     1987
Richard Henderson, 68 (1)
President                                    Diane J. Plotts, 61 (1, 2)               COMMITTEES OF THE BOARD OF DIRECTORS
HSC, Inc.                                    General Partner                          ------------------------------------
(real estate investment and development)     Mideast and China Trading Company        (1) EXECUTIVE:
1981                                         (real estate development)                    Richard Henderson, Chairman
                                             1987                                     (2) AUDIT:
Victor Hao Li, S.J.D., 55 (2)                                                             Diane J. Plotts, Chairman
Co-chairman                                                                           (3) COMPENSATION:
Asia Pacific Consulting Group                                                             Edwin L. Carter, Chairman
(international business consultant)                                                   (4) NOMINATING:
1988                                                                                      Jeffrey N. Watanabe, Chairman

Year denotes year of election to the board of directors
*Retired December 31, 1996
Information as of February 12, 1997

                                                             Officers
                                                             --------

                                                Hawaiian Electric Industries, Inc.

Robert F. Clarke, 54                         Charles F. Wall, 57                      Betty Ann M. Splinter, 51
President and Chief Executive Officer        Vice President and                       Secretary
1987                                         Corporate Information Officer            1974
                                             1990
T. Michael May, 50
Senior Vice President                        Andrew I. T. Chang, 57                   Molly M. Egged, 46
1992                                         Vice President - Government Relations    Assistant Secretary
                                             1985                                     1980
Robert F. Mougeot, 54
Financial Vice President and                 Constance H. Lau, 44
Chief Financial Officer                      Treasurer
1988                                         1984

Peter C. Lewis, 62                           Curtis Y. Harada, 41
Vice President - Administration              Controller
1968                                         1989

Year denotes year of employment by the company
Information as of February 12, 1997
